SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONDENSED CONSOLIDATED INCOME STATEMENT

		2020 $m	2019 $m
	Note	Half year	Half year*	Full year
Continuing operations:
Gross premiums earned		19,842	21,081	45,064
Outward reinsurance premiums	B3	(30,149)	(673)	(1,583)
Earned premiums, net of reinsurance	B3	(10,307)	20,408	43,481
Investment return		3,910	31,873	49,555
Other income		333	258	700
Total revenue, net of reinsurance	B3	(6,064)	52,539	93,736
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		9,855	(47,448)	(83,905)
Acquisition costs and other expenditure	B2	(3,032)	(3,508)	(7,283)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		(163)	(293)	(516)
Gain (loss) attaching to corporate transactions		-	17	(142)
Total charges net of reinsurance		6,660	(51,232)	(91,846)
Share of profit from joint ventures and associates, net of related tax		133	137	397
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)		729	1,444	2,287
Remove tax charge attributable to policyholders' returns		(66)	(285)	(365)
Profit before tax attributable to shareholders' returns	B1.1	663	1,159	1,922
Total tax charge attributable to shareholders' and policyholders' returns	B4	(195)	(286)	(334)
Remove tax charge attributable to policyholders' returns		66	285	365
Tax (charge) credit attributable to shareholders' returns	B4	(129)	(1)	31
Profit from continuing operations		534	1,158	1,953
Discontinued UK and Europe operations' profit after tax		-	835	1,319
Re-measurement of discontinued operations on demerger		-	-	188
Cumulative exchange loss recycled from other comprehensive income		-	-	(2,668)
Profit (loss) from discontinued operations note (ii)		-	835	(1,161)
Profit for the period		534	1,993	792

Attributable to:
Equity holders of the Company:
From continuing operations		512	1,152	1,944
From discontinued operations		-	835	(1,161)
Non-controlling interests from continuing operations		22	6	9
		534	1,993	792

Earnings per share (in cents)		2020	2019
	Note	Half year	Half year*	Full year
Based on profit attributable to equity holders of the Company:	B5
Basic
Based on profit from continuing operations		19.7¢	44.6¢	75.1¢
Based on profit (loss) from discontinued operations		-	32.3¢	(44.8)¢
Total		19.7¢	76.9¢	30.3¢
Diluted
Based on profit from continuing operations		19.7 ¢	44.6¢	75.1¢
Based on profit (loss) from discontinued operations		-	32.3¢	(44.8)¢
Total		19.7 ¢	76.9¢	30.3¢

Dividends per share (in cents)		2020	2019
	Note	Half year	Half year*	Full year
Dividends relating to reporting period:	B6
First interim ordinary dividend		5.37¢	20.29¢	20.29¢
Second interim ordinary dividend		-	-	25.97¢
Total		5.37¢	20.29¢	46.26¢
Dividends paid in reporting period:	B6
Current year first interim dividend		-	-	20.29¢
Second interim ordinary dividend for prior year		25.97¢	42.89¢	42.89¢
Total		25.97¢	42.89¢	63.18¢
* The half year 2019 comparative results have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars at 31 December 2019.

Notes

(i)    This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders as it is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for tax borne by policyholders.

(ii)   Discontinued operations for half year and full year 2019 related to the UK and Europe operations (M&G plc) that were demerged from the Group in October 2019.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		2020 $m	2019 $m
	Note	Half year	Half year*	Full year
Continuing operations
Profit for the period		534	1,158	1,953
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period		(201)	45	152
Related tax		-	1	(15)
		(201)	46	137
Valuation movements on available-for-sale debt securities:
Unrealised gains arising in the period (before the impact of Jackson's reinsurance transaction with Athene):
Net unrealised gains on holdings arising in the period		2,737	3,411	4,208
Deduct net gains included in the income statement on disposal and impairment		(197)	(25)	(185)
		2,540	3,386	4,023
Related change in amortisation of deferred acquisition costs	C4.2	(287)	(560)	(631)
Related tax		(472)	(593)	(713)
		1,781	2,233	2,679
Impact of Jackson's reinsurance transaction with Athene:	D1
Gains recycled to the income statement on transfer of debt securities to Athene		(2,817)	-	-
Related change in amortisation of deferred acquisition costs	C4.2	535	-	-
Related tax		479	-	-
		(1,803)	-	-
Total valuation movements on available-for-sale debt securities		(22)	2,233	2,679

Total items that may be reclassified subsequently to profit or loss		(223)	2,279	2,816
Items that will not be reclassified to profit or loss
Shareholders' share of actuarial gains and losses on defined benefit pension schemes:
Net actuarial losses on defined benefit pension schemes		-	(112)	(108)
Related tax		-	18	19
Total items that will not be reclassified to profit or loss		-	(94)	(89)
Other comprehensive (loss) income		(223)	2,185	2,727
Total comprehensive income for the period from continuing operations		311	3,343	4,680

Profit (loss) for the period from discontinued operations		-	835	(1,161)
Cumulative exchange loss recycled through profit or loss		-	-	2,668
Other items, net of related tax		-	4	203
Total comprehensive income for the period from discontinued operations†		-	839	1,710
Total comprehensive income for the period		311	4,182	6,390

Attributable to:
Equity holders of the Company
From continuing operations		290	3,337	4,669
From discontinued operations		-	839	1,710
Non-controlling interests from continuing operations		21	6	11
		311	4,182	6,390
* The half year 2019 comparative results have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars at 31 December 2019.

† Discontinued operations for half year and full year 2019 related to the UK and Europe operations (M&G plc) that were demerged from the Group in October 2019.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Period ended 30 June 2020 $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
Reserves
Profit for the period		-	-	512	-	-	512	22	534
Other comprehensive loss		-	-	-	(200)	(22)	(222)	(1)	(223)
Total other comprehensive income (loss) for the period		-	-	512	(200)	(22)	290	21	311
Dividends	B6	-	-	(674)	-	-	(674)	(16)	(690)
Reserve movements in respect of share-based payments		-	-	29	-	-	29	-	29
Effect of transactions relating to non-controlling interests		-	-	32	-	-	32	-	32

Share capital and share premium
New share capital subscribed	C8	-	10	-	-	-	10	-	10

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(54)	-	-	(54)	-	(54)
Net increase (decrease) in equity		-	10	(155)	(200)	(22)	(367)	5	(362)
Balance at beginning of period		172	2,625	13,575	893	2,212	19,477	192	19,669
Balance at end of period		172	2,635	13,420	693	2,190	19,110	197	19,307

		Period ended 30 June 2019* $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
Reserves
Profit from continuing operations for the period		-	-	1,152	-	-	1,152	6	1,158
Other comprehensive income (loss) from continuing operations		-	-	(94)	46	2,233	2,185	-	2,185
Total comprehensive income from continuing operations for the period		-	-	1,058	46	2,233	3,337	6	3,343
Total comprehensive income from discontinued operations for the period		-	-	838	1	-	839	-	839
Total comprehensive income (loss) for the period		-	-	1,896	47	2,233	4,176	6	4,182

Dividends	B6	-	-	(1,108)	-	-	(1,108)	-	(1,108)
Reserve movements in respect of share-based payments		-	-	3	-	-	3	-	3

Share capital and share premium
New share capital subscribed	C8	-	13	-	-	-	13	-	13
Foreign exchange translation differences due to change in presentation currency	C8	(1)	(3)	-	-	-	(4)	-	(4)

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(12)	-	-	(12)	-	(12)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	1	-	-	1	-	1
Net increase (decrease) in equity		(1)	10	780	47	2,233	3,069	6	3,075
Balance at beginning of period		166	2,502	21,817	(2,050)	(467)	21,968	23	21,991
Balance at end of period		165	2,512	22,597	(2,003)	1,766	25,037	29	25,066
* The half year 2019 comparative results have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars at 31 December 2019.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

			Year ended 31 December 2019 $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve*	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
Reserves
Profit from continuing operations		-	-	1,944	-	-	1,944	9	1,953
Other comprehensive income (loss) from continuing operations		-	-	(89)	135	2,679	2,725	2	2,727
Total comprehensive income from continuing operations		-	-	1,855	135	2,679	4,669	11	4,680
Total comprehensive income (loss) from discontinued operations*		-	-	(1,098)	2,808	-	1,710	-	1,710
Total comprehensive income for the year		-	-	757	2,943	2,679	6,379	11	6,390

Demerger dividend in specie of M&G plc	B6	-	-	(7,379)	-	-	(7,379)	-	(7,379)
Other dividends	B6	-	-	(1,634)	-	-	(1,634)	-	(1,634)
Reserve movements in respect of share-based payments		-	-	64	-	-	64	-	64
Effect of transactions relating to non-controlling interests		-	-	(143)	-	-	(143)	158	15

Share capital and share premium
New share capital subscribed	C8	-	22	-	-	-	22	-	22
Impact of change in presentation currency in relation to share capital and share premium	C8	6	101	-	-	-	107	-	107

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	38	-	-	38	-	38
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	55	-	-	55	-	55
Net increase (decrease) in equity		6	123	(8,242)	2,943	2,679	(2,491)	169	(2,322)
Balance at beginning of year		166	2,502	21,817	(2,050)	(467)	21,968	23	21,991
Balance at end of year		172	2,625	13,575	893	2,212	19,477	192	19,669
* The $2,808 million movement in translation reserve from discontinued operations is recognised in other comprehensive income and represents an exchange gain of $140 million on translating the results from discontinued operations during the period of ownership in 2019 and the recycling of the cumulative exchange loss of $2,668 million through the profit or loss upon the demerger.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		2020 $m	2019 $m
	Note	30 Jun	30 Jun*	31 Dec
Assets
Goodwill	C4.1	942	649	969
Deferred acquisition costs and other intangible assets	C4.2	18,604	16,111	17,476
Property, plant and equipment		964	999	1,065
Reinsurers' share of insurance contract liabilitiesnote (i)		44,918	12,919	13,856
Deferred tax assets	C7	4,259	3,515	4,075
Current tax recoverable		387	472	492
Accrued investment income		1,517	1,695	1,641
Other debtors		3,211	2,560	2,054
Investment properties		23	14	25
Investments in joint ventures and associates accounted for using the equity method		1,507	1,311	1,500
Loans		14,910	15,925	16,583
Equity securities and holdings in collective investment schemesnote (ii)		234,698	233,757	247,281
Debt securitiesnote (ii)		121,462	126,856	134,570
Derivative assets		2,459	1,555	1,745
Other investmentsnote (ii)		1,569	1,220	1,302
Deposits		3,351	1,898	2,615
Assets held for distributionnote (iii)		-	277,861	-
Cash and cash equivalents		8,384	6,628	6,965
Total assets	C1	463,165	705,945	454,214

Equity
Shareholders' equity		19,110	25,037	19,477
Non-controlling interests		197	29	192
Total equity	C1	19,307	25,066	19,669

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C3.1	391,924	362,933	385,678
Unallocated surplus of with-profits funds	C3.1	5,512	3,747	4,750
Core structural borrowings of shareholder-financed businesses	C5.1	6,499	9,470	5,594
Operational borrowings		2,245	2,421	2,645
Obligations under funding, securities lending and sale and repurchase agreements		9,085	8,598	8,901
Net asset value attributable to unit holders of consolidated investment funds		5,967	4,432	5,998
Deferred tax liabilities	C7	5,278	4,710	5,237
Current tax liabilities		428	406	396
Accruals, deferred income and other liabilities		16,208	13,487	14,488
Provisions		245	323	466
Derivative liabilities		467	1,320	392
Liabilities held for distributionnote (iii)		-	269,032	-
Total liabilities	C1	443,858	680,879	434,545
Total equity and liabilities	C1	463,165	705,945	454,214
* The half year 2019 comparative results have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars at 31 December 2019.

Notes

(i)    At 30 June 2020, reinsurers' share of insurance contract liabilities include $27.7 billion in respect of the reinsurance of substantially all of Jackson's in-force fixed and fixed indexed annuity liabilities to Athene Life Re Ltd, as discussed in note D1.

(ii)   Included within equity securities and holdings in collective investment schemes, debt securities and other investments are $265 million of lent securities as at 30 June 2020 (30 June 2019: $10 million; 31 December 2019: $90 million).

(iii)  Assets and liabilities held for distribution at 30 June 2019 related to the Group's UK and Europe operations (M&G plc) which were demerged in October 2019.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		2020 $m	2019 $m
	Note	Half year	Half year*	Full year
Continuing operations:
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)		729	1,444	2,287
Adjustments to profit before tax for non-cash movements in operating assets and liabilities:
Investments		24,670	(38,673)	(60,812)
Other non-investment and non-cash assets		(32,617)	(2,685)	(2,487)
Policyholder liabilities (including unallocated surplus)		8,188	34,702	56,067
Other liabilities (including operational borrowings)		1,466	4,072	5,097
Other itemsnote (i)		(327)	102	(361)
Net cash flows from operating activities		2,109	(1,038)	(209)
Cash flows from investing activities
Net cash flows from purchases and disposals of property, plant and equipment		(43)	(21)	(64)
Net cash flows from other investing activitiesnote (ii)		(733)	(102)	(260)
Net cash flows from investing activities		(776)	(123)	(324)
Cash flows from financing activities
Structural borrowings of shareholder-financed operations:note (iii)	C5.1
Issuance of debt, net of costs		982	-	367
Redemption of subordinated debt		-	(504)	(504)
Fees paid to modify terms and conditions of debt issued by the Group		-	(182)	(182)
Interest paid		(157)	(289)	(526)
Equity capital:
Issues of ordinary share capital		10	13	22
External dividends:
Dividends paid to the Company's shareholders	B6	(674)	(1,108)	(1,634)
Dividends paid to non-controlling interests		(16)	-	-
Net cash flows from financing activities		145	(2,070)	(2,457)
Net increase (decrease) in cash and cash equivalents from continuing operations		1,478	(3,231)	(2,990)
Net cash flows from discontinued operationsnote (iv)		-	292	(5,690)
Cash and cash equivalents at beginning of period		6,965	15,442	15,442
Effect of exchange rate changes on cash and cash equivalents		(59)	10	203
Cash and cash equivalents at end of period		8,384	12,513	6,965
Comprising:
Cash and cash equivalents from continuing operations		8,384	6,628	6,965
Cash and cash equivalents from discontinued operations		-	5,885	-
* The half year 2019 comparative results have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars at 31 December 2019.

Notes

(i)    The adjusting items to profit before tax included within other items are adjustments in respect of non-cash items together with operational interest receipts and payments, dividend receipts and tax paid.

(ii)   Net cash flows from other investing activities include amounts paid for distribution rights and cash flows arising from the acquisitions and disposals of businesses.

(iii)  Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed businesses and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group (including both continuing and discontinued operations in 2019) are analysed below:

	Cash movements $m			Non-cash movements $m
	Balance at beginning of period	Issue of debt	Redemption of debt	Foreign exchange movement	Demerger of UK and Europe operations	Other movements	Balance at end of period
30 Jun 2020	5,594	982	-	(84)	-	7	6,499
30 Jun 2019	9,761	-	(504)	(6)	219	-	9,470
31 Dec 2019	9,761	367	(504)	116	(4,161)	15	5,594

(iv)    Discontinued operations for half year and full year 2019 related to the UK and Europe operations (M&G plc) that were demerged from the Group in October 2019. The half year and full year 2019 cash flows shown above are presented excluding any transactions between continuing and discontinued operations.

NOTES TO PRIMARY STATEMENTS

A    Basis of preparation

A1  Basis of preparation and exchange rates

These condensed consolidated interim financial statements for the six months ended 30 June 2020 have been prepared in accordance with IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group's policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRS and other policy improvements. EU-endorsed IFRS may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. At 30 June 2020, there were no unendorsed standards effective for the period ended 30 June 2020 which impacted the condensed consolidated financial statements of the Group, and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to the Group.

The IFRS basis results for half year 2020 and half year 2019 are unaudited. The 2019 full year IFRS basis results have been derived from the 2019 statutory accounts. The auditors have reported on the 2019 statutory accounts which have been delivered to the Registrar of Companies. The auditors' report was: (i) unqualified; (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Going concern basis of accounting

Prudential aims to meet the savings and investment needs of its customers, which by their very nature can often be over a timeframe of many years. The Group as a whole and each of its life assurance operations are subject to extensive regulation and supervision, which are designed primarily to reinforce the Group's management of its long-term solvency, liquidity and viability to ensure that it can continue to meet obligations to policyholders.

Risk management is core to the Group's activities. In assessing going concern, the Directors took account of the Group's principal risks and the mitigations available to it which are described in the Group Chief Risk and Compliance Officer's report.

After making sufficient enquiries the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date that these interim financial statements are approved. No material uncertainties that may cast significant doubt on the ability of the Group to continue as a going concern have been identified.

In half year 2020, the Covid-19 pandemic has impacted the global economy and the Group's individual markets to varying degrees and at different periods, and the full extent of the longer-term impacts are currently uncertain. The Directors have made the assessment of going concern taking into account both the Group's current performance and the Group's outlook. In particular, the Directors considered the adequacy of the Group's solvency, liquidity and financial performance using revised projections from the previous business plan that reflected the shift in market conditions as a result of Covid-19 together with the impact of targeted related management actions.

In terms of liquidity, at 30 June 2020, the Group had central cash and short-term investment balances of $1.9 billion as set out in the Group's Chief Financial Officer and Chief Operating Officer's report. This amount has been subject to stress testing that assumes the closure of short-term debt markets, as well as additional calls on liquidity by the business units. This stress testing allows for the fact that the Group has undrawn liquidity facilities of $2.6 billion available to it.

To factor in the uncertainty of the longer-term impacts of Covid-19, a number of stress scenarios have been assessed, for example scenarios of different durations of lockdown and the associated recovery back to a normalised level of sales, with stress scenarios assuming a significant overall contraction in sales and worsened market conditions compared to 2019.

The Directors noted the effect of a number of stresses on the Group's capital position, including those set out in note I(i) Group capital position within Additional Financial Information. The Group was considered to have sufficient regulatory capital to meet stressed changes in market conditions that are severe but plausible. For the Group's US operations, the beneficial impact on the local RBC solvency position of the equity investment by Athene Life Re Ltd in July 2020 (as discussed in note D3) was also factored into the assessment.

The Directors therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing these interim financial statements for the period ended 30 June 2020.

Exchange rates

The exchange rates applied for balances and transactions in the presentation currency of the Group, US dollars ($), and other currencies were:

$: Local currency	Closing rate as at period end			Average rate for the period to date
	30 Jun 2020	30 Jun 2019	31 Dec 2019	Half year 2020	Half year 2019	Full year 2019
China	7.07	6.87	6.97	7.03	6.78	6.91
Hong Kong	7.75	7.81	7.79	7.76	7.84	7.84
Indonesia	14,285.00	14,127.50	13,882.50	14,574.24	14,192.79	14,140.84
Malaysia	4.29	4.13	4.09	4.25	4.12	4.14
Singapore	1.40	1.35	1.34	1.40	1.36	1.36
Thailand	30.87	30.69	29.75	31.62	31.61	31.05
UK	0.81	0.79	0.75	0.79	0.77	0.78
Vietnam	23,206.00	23,305.00	23,172.50	23,303.21	23,253.04	23,227.64

Certain notes to the financial statements present half year 2019 comparative information at constant exchange rates (CER), in addition to the reporting at actual exchange rates (AER) used throughout the condensed consolidated financial statements. AER are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates at the balance sheet date for the statement of financial position. CER results are calculated by translating prior period results using the current period foreign exchange rate, ie current period average rates for the income statement and current period closing rates for the statement of financial position.

The accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2019, as disclosed in the 2019 statutory accounts, aside from those discussed in note A2 below.

A2  New accounting pronouncements in 2020

The IASB has issued the following new accounting pronouncements to be effective from 1 January 2020:

-       Amendments to IAS 1 and IAS 8 'Definition of Material';
-       Amendment to IFRS 3 'Business Combinations'; and
-       Amendments to IFRS 9, IAS 39 and IFRS 7 'Interest Rate Benchmark Reform'.

The adoption of these pronouncements have had no significant impact on the Group financial statements.

B    EARNINGS PERFORMANCE

B1  Analysis of performance by segment

B1.1  Segment results

		2020 $m	2019 $m		2020 vs 2019%		2019 $m
	Note	Half year	AER Half year	CER Half year	AER Half year	CER Half year	AER Full year
			note (i)	note (i)	note (i)	note (i)	note (i)
Continuing operations:
Asia
Insurance operations		1,590	1,417	1,396	12%	14%	2,993
Asset management		143	133	130	8%	10%	283
Total Asia		1,733	1,550	1,526	12%	14%	3,276
US
Insurance operations (Jackson)		1,256	1,556	1,556	(19)%	(19)%	3,038
Asset management		10	16	16	(38)%	(38)%	32
Total US		1,266	1,572	1,572	(19)%	(19)%	3,070
Total segment profit		2,999	3,122	3,098	(4)%	(3)%	6,346
Other income and expenditure:
Investment return and other income		18	32	31	(44)%	(42)%	50
Interest payable on core structural borrowings		(163)	(293)	(286)	44%	43%	(516)
Corporate expenditurenote (ii)		(205)	(212)	(211)	3%	3%	(460)
Total other income and expenditure		(350)	(473)	(466)	26%	25%	(926)
Restructuring and IFRS 17 implementation costs		(108)	(30)	(28)	(260)%	(286)%	(110)
Adjusted operating profit	B1.3	2,541	2,619	2,604	(3)%	(2)%	5,310
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(2,706)	(1,455)	(1,445)	(86)%	(87)%	(3,203)
Amortisation of acquisition accounting adjustmentsnote (iii)		(18)	(22)	(21)	18%	14%	(43)
Gain (loss) attaching to corporate transactions	D1	846	17	20	n/a	n/a	(142)
Profit before tax attributable to shareholders		663	1,159	1,158	(43)%	(43)%	1,922
Tax (charge) credit attributable to shareholders' returns	B4	(129)	(1)	1	n/a	n/a	31
Profit for the period from continuing operations		534	1,158	1,159	(54)%	(54)%	1,953
Discontinued UK and Europe operations' profit after tax		-	835	813	n/a	n/a	1,319
Re-measurement of discontinued operations on demerger		-	-	-	n/a	n/a	188
Cumulative exchange loss recycled from other comprehensive income		-	-	-	n/a	n/a	(2,668)
Profit (loss) for the period from discontinued operations		-	835	813	n/a	n/a	(1,161)
Profit for the period		534	1,993	1,972	(73)%	(73)%	792

Attributable to:
Equity holders of the Company
From continuing operations		512	1,152	1,153	(56)%	(56)%	1,944
From discontinued operations		-	835	813	n/a	n/a	(1,161)
Non-controlling interests from continuing operations		22	6	6	267%	267%	9
		534	1,993	1,972	(73)%	(73)%	792

Basic earnings per share (in cents)		2020	2019		2020 vs 2019%		2019
	Note	AER Half year	AER Half year	CER Half year	AER Half year	CER Half year	AER Full year
	B5	note (i)	note (i)	note (i)	note (i)	note (i)	note (i)
Based on adjusted operating profit, net of tax, from continuing operationsnote (iv)		79.0¢	84.5¢	84.3¢	(7)%	(6)%	175.0¢
Based on profit for the period from continuing operations		19.7 ¢	44.6¢	44.8¢	(56)%	(56)%	75.1¢
Based on profit (loss) for the period from discontinued operations		-	32.3¢	31.5¢	n/a	n/a	(44.8)¢

Notes

(i)    For definitions of AER and CER refer to note A1.

(ii)   Corporate expenditure as shown above is primarily for head office functions in London and Hong Kong.

(iii)  Amortisation of acquisition accounting adjustments principally relate to the REALIC business of Jackson which was acquired in 2012.

(iv)  Tax charges have been reflected as operating and non-operating in the same way as for the pre-tax items. Further details on tax charges are provided in note B4.

B1.2  Short-term fluctuations in investment returns on shareholder-backed business

	2020 $m	2019 $m
	Half year	Half year	Full year
Asia operationsnote (i)	(448)	544	657
US operationsnote (ii)	(2,288)	(1,968)	(3,757)
Other operations	30	(31)	(103)
Total	(2,706)	(1,455)	(3,203)

(i)    Asia operations

In Asia, the negative short-term fluctuations of $(448) million (half year 2019: positive $544 million; full year 2019: positive $657 million) reflect the net value movements on shareholders' assets and policyholder liabilities arising from market movements in the period. In half year 2020 falling interest rates in certain parts of Asia led to lower discount rates on policyholder liabilities under the local reserving basis applied, which were not fully offset by unrealised bond gains in the period. This together with the effect of falling equity markets led to the overall negative short-term investment fluctuations in Asia.

(ii)   US operations

The short-term fluctuations in investment returns in the US are reported net of the related charge for amortisation of deferred acquisition costs (DAC) of $(50) million as shown in note C4.2 (half year 2019: credit of $616 million; full year 2019: credit of $1,248 million) and comprise amounts in respect of the following items:

	2020 $m	2019 $m
	Half year	Half year	Full year
Net equity hedge resultnote (a)	(4,378)	(2,529)	(4,582)
Other than equity-related derivativesnote (b)	2,114	560	678
Debt securitiesnote (c)	175	14	156
Equity-type investments: actual less longer-term return	(128)	(9)	18
Other items	(71)	(4)	(27)
Total net of related DAC amortisation	(2,288)	(1,968)	(3,757)

Notes

(a)   The purpose of the inclusion of net equity hedge result in short-term fluctuations in investment returns is to segregate the amount included in pre-tax profit that relates to the accounting effect of market movements on both the value of guarantees in Jackson's products including variable annuities and on the related derivatives used to manage the exposures inherent in these guarantees. The level of fees recognised in non-operating profit is determined by reference to that allowed for within the reserving basis. The variable annuity guarantees are valued in accordance with either Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures or ASC Topic 944, Financial Services - Insurance depending on the type of guarantee. Both approaches require an entity to determine the total fee ('the fee assessment') that is expected to fund future projected benefit payments arising using the assumptions applicable for that method. The method under ASC Topic 820 requires this fee assessment to be fixed at the time of issue. As the fees included within the initial fee assessment are earned, they are included in non-operating profit to match the corresponding movement in the guarantee liability. Other guarantee fees are included in operating profit, which in half year 2020 was $350 million (half year 2019: $341 million; full year 2019: $699 million), pre-tax and net of related DAC amortisation. As the Group applies US GAAP for the measured value of the product guarantees, the net equity hedge result also includes asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ.

The net equity hedge result therefore includes significant accounting mismatches and other factors that do not represent the economic result. These other factors include:

-   The variable annuity guarantees and fixed indexed annuity embedded options being only partially fair valued under 'grandfathered' US GAAP;

-   The interest rate exposure being managed through the other than equity-related derivative programme explained in note (b) below; and

-   Jackson's management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.

The net equity hedge result can be summarised as follows:

	2020 $m	2019 $m
	Half year	Half year	Full year
Fair value movements on equity hedge instruments	(301)	(3,190)	(5,314)
Accounting value movements on the variable and fixed indexed annuity guarantee liabilities*	(4,503)	294	(22)
Fee assessments net of claim payments	426	367	754
Total net of related DAC amortisation	(4,378)	(2,529)	(4,582)
* The value movement on the variable annuity guarantees and fixed indexed annuity options is discussed in the Group Chief Financial Officer and Chief Operating Officer's report.

(b)  The fluctuations for other than equity-related derivatives comprise the net effect of:

-   Fair value movements on free-standing, other than equity-related derivatives;
-   Fair value movements on the Guaranteed Minimum Income Benefit (GMIB) reinsurance asset that are not matched by movements in the underlying GMIB liability, which is not fair valued; and
-   Related amortisation of DAC.

The free-standing, other than equity-related derivatives, are held to manage interest rate exposures and durations within the general account and the variable annuity guarantees and fixed indexed annuity embedded options described in note (a) above. Accounting mismatches arise because of differences between the measurement basis and presentation of the derivatives, which are fair valued with movements recorded in the income statement, and the exposures they are intended to manage.

(c)   Short-term fluctuations related to debt securities is analysed below:

	2020 $m	2019 $m
	Half year	Half year	Full year
Credits (charges) in the period:
Losses on sales of impaired and deteriorating bonds	(148)	(24)	(28)
Bond write-downs	(31)	(1)	(15)
Recoveries/reversals	1	1	1
Total credits (charges) in the period	(178)	(24)	(42)
Risk margin allowance deducted from adjusted operating profit*	55	54	109
	(123)	30	67
Interest-related realised gains (losses):
Gains (losses) arising in the period†	369	42	220
Amortisation of gains and losses arising in current and prior periods to adjusted operating profit	(67)	(59)	(129)
	302	(17)	91
Related amortisation of deferred acquisition costs	(4)	1	(2)
Total short-term fluctuations related to debt securities net of related DAC amortisation	175	14	156
* The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in adjusted operating profit with variations from period to period included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in adjusted operating profit of Jackson for half year 2020 is based on an average annual risk margin reserve of 18 basis points (half year 2019: 18 basis points; full year 2019: 17 basis points) on average book values of $62.3 billion (half year 2019: $60.0 billion; full year 2019: $62.6 billion) as shown below:

Moody's rating category (or equivalent under NAIC ratings of mortgage-backed securities)

	Half year 2020			Half year 2019			Full year 2019
	Average book value	RMR	Annual expected loss	Average book value	RMR	Annual expected loss	Average book value	RMR	Annual expected loss
	$m	%	$m	$m	%	$m	$m	%	$m
A3 or higher	39,118	0.10	(40)	34,318	0.10	(36)	38,811	0.10	(38)
Baa1, 2 or 3	21,521	0.24	(51)	24,385	0.23	(55)	22,365	0.24	(53)
Ba1, 2 or 3	1,383	0.74	(10)	1,008	0.93	(10)	1,094	0.85	(9)
B1, 2 or 3	200	2.39	(5)	246	2.62	(6)	223	2.56	(6)
Below B3	108	3.36	(4)	37	3.42	(1)	75	3.39	(3)
Total	62,330	0.18	(110)	59,994	0.18	(108)	62,568	0.17	(109)

Related amortisation of deferred acquisition costs			20			18			19
Risk margin reserve charge to adjusted operating profit for longer-term credit-related losses			(90)			(90)			(90)

†    Excluding the realised gains that are part of the gain arising in respect of the reinsured Jackson's in-force fixed and fixed indexed annuity liabilities to Athene Life Re Ltd, as discussed in note D1.

In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax gain of $2,253 million for net unrealised gains arising during the period on debt securities classified as available-for-sale net of related amortisation of deferred acquisition costs (half year 2019: gain of $2,826 million; full year 2019: gain of $3,392 million for net unrealised losses), together with a pre-tax loss of $(2,282) million for the recycling of the gains on transfer of debt securities to Athene (see note D1) to the income statement, net of related amortisation of deferred acquisition costs. Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C1.1.

B1.3  Determining operating segments and performance measure of operating segments

Operating segments

The Group's operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8 'Operating Segments' on the basis of the management reporting structure and its financial management information.

Under the Group's management and reporting structure, its chief operating decision maker is the Group Executive Committee (GEC). In the management structure, responsibility is delegated to the Chief Executive Officers of the Group's Asia and US business units for the day-to-day management of their business units (within the framework set out in the Group Governance Manual). Financial management information used by the GEC aligns with these business segments. These operating segments derive revenue from both insurance and asset management activities.

Operations which do not form part of any business unit are reported as 'Unallocated to a segment'. These include head office costs in London and Hong Kong. The Group's Africa operations and treasury function do not form part of any operating segment under the structure, and their assets and liabilities and profit or loss before tax are not material to the overall financial position of the Group. The Group's treasury function and Africa operations are therefore also reported as 'Unallocated to a segment'.

Performance measure

The performance measure of operating segments utilised by the Company is adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit), as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the period as follows:

-    Short-term fluctuations in investment returns on shareholder-backed business. This includes the impact of short-term market effects on the carrying value of Jackson's guarantee liabilities and related derivatives as explained below;
-    Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and
-    Gain or loss on corporate transactions, such as the effect of the Jackson's reinsurance arrangement with Athene Life Re Ltd in half year 2020, disposals undertaken and costs connected to the demerger of M&G plc from Prudential plc in 2019.

The determination of adjusted operating profit for investment and liability movements is as described in note B1.3 of the Group's consolidated financial statements for the year ended 31 December 2019.

For Group debt securities at 30 June 2020 held by the insurance operations in Asia and the US, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of $1,301 million (30 June 2019: net gain of $738 million; 31 December 2019: net gain of $916 million).

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Different rates apply to different categories of equity-type securities.

-   For Asia insurance operations, investments in equity securities held for non-linked shareholder-backed business amounted to $5,712 million as at 30 June 2020 (30 June 2019: $2,904 million; 31 December 2019: $3,473 million). The longer-term rates of return applied in half year 2020 ranged from 4.6 per cent to 17.6 per cent (30 June 2019: 5.2 per cent to 17.6 per cent; 31 December 2019: 5.0 per cent to 17.6 per cent) with the rates applied varying by business unit.

-   For US insurance operations, as at 30 June 2020, the equity-type securities for non-separate account operations amounted to $1,854 million (30 June 2019: $1,499 million; 31 December 2019: $1,481 million). For these operations, the longer-term rates of return for income and capital applied in 2020 and 2019, which reflect the combination of the average risk-free rates over the period and appropriate risk premiums are as follows:

	2020	2019
	Half year	Half year	Full year
Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	4.9% to 5.8%	6.0% to 6.7%	5.5% to 6.7%
Other equity-type securities such as investments in limited partnerships and private equity funds	6.9% to 7.8%	8.0% to 8.7%	7.5% to 8.7%

B2  Acquisition costs and other expenditure

	2020 $m	2019 $m
	Half year	Half year	Full year
Acquisition costs incurred for insurance policies	(1,433)	(2,109)	(4,177)
Acquisition costs deferrednote C4.2	614	625	1,422
Amortisation of acquisition costsnote (i)	(470)	376	694
Recoveries for expenses associated with Jackson's business ceded to Athenenote (ii)	1,231	-	-
Administration costs and other expenditurenote (iii)	(2,584)	(2,291)	(5,019)
Movements in amounts attributable to external unit holders of consolidated investment funds	(390)	(109)	(203)
Total acquisition costs and other expenditure	(3,032)	(3,508)	(7,283)

Notes

(i)    The charge of $(470) million in half year 2020 includes $(313) million arising in the US which includes $(764) million for the write-off of the deferred acquisition costs held for the in-force fixed and fixed indexed annuity liabilities reinsured to Athene. Offsetting this amount is a credit of $814 million (half year 2019: $616 million; full year 2019: $1,248 million) recorded in non-operating profit largely as a result of the losses arising from market effects on variable annuity guarantee liabilities and associated hedging.

(ii)   As part of the reinsurance transaction with Athene Life Re Ltd discussed in note D1, Jackson received $1,231 million of ceding commission as a recovery for past acquisition expenses associated with the business ceded.

(iii)  Included in total administration costs and other expenditure is depreciation of property, plant and equipment of $(109) million (half year 2019: $(107) million; full year 2019: $(224) million), of which $(72) million (half year 2019: $(66) million; full year 2019: $(141) million) relates to the right-of-use assets recognised under IFRS 16.

B3   Additional segmental analysis of revenue

	Half year 2020 $m
	Asia	US	Total segment	Unallocated to a segment	Group total
Gross premiums earned	10,890	8,892	19,782	60	19,842
Outward reinsurance premiumsnote (i)	50	(30,195)	(30,145)	(4)	(30,149)
Earned premiums, net of reinsurance	10,940	(21,303)	(10,363)	56	(10,307)
Other incomenote (ii)	285	28	313	20	333
Total external revenue	11,225	(21,275)	(10,050)	76	(9,974)
Intra-group revenue	-	17	17	(17)	-
Interest income	883	1,283	2,166	22	2,188
Other investment return	3,235	(1,575)	1,660	62	1,722
Total revenue, net of reinsurance	15,343	(21,550)	(6,207)	143	(6,064)

	Half year 2019 $m
	Asia	US	Total segment	Unallocated to a segment	Group total
Gross premiums earned	11,458	9,588	21,046	35	21,081
Outward reinsurance premiums	(499)	(170)	(669)	(4)	(673)
Earned premiums, net of reinsurance	10,959	9,418	20,377	31	20,408
Other incomenote (ii)	228	14	242	16	258
Total external revenue	11,187	9,432	20,619	47	20,666
Intra-group revenue	21	31	52	(52)	-
Interest income	805	1,460	2,265	27	2,292
Other investment return	8,826	20,732	29,558	23	29,581
Total revenue, net of reinsurance	20,839	31,655	52,494	45	52,539

	Full year 2019 $m
	Asia	US	Total segment	Unallocated to a segment	Group total
Gross premiums earned	23,757	21,209	44,966	98	45,064
Outward reinsurance premiums	(1,108)	(467)	(1,575)	(8)	(1,583)
Earned premiums, net of reinsurance	22,649	20,742	43,391	90	43,481
Other incomenote (ii)	548	61	609	91	700
Total external revenue	23,197	20,803	44,000	181	44,181
Intra-group revenue	-	34	34	(34)	-
Interest income	1,569	2,971	4,540	67	4,607
Other investment return	13,406	31,623	45,029	(81)	44,948
Total revenue, net of reinsurance	38,172	55,431	93,603	133	93,736

Notes

(i)    In half year 2020, outward reinsurance premiums include $(30,150) million paid during the period in respect of the reinsurance of substantially all of Jackson's in-force fixed and fixed indexed annuity liabilities to Athene Life Re Ltd. See note D1 for further details. Also included in outward reinsurance premiums for half year 2020 is a credit of $542 million for the recapture of previously reinsured business in Asia.

(ii)   Other income comprises income from external customers and consists primarily of revenue from the Group's asset management business of $261 million (half year 2019: $198 million; full year 2019: $453 million). The remaining other income consists primarily of policy fee revenue from external customers.

B4  Tax charge

B4.1  Total tax charge by nature

The total tax charge in the income statement is as follows:

	2020 $m			2019 $m
Tax charge	Current tax	Deferred tax	Half year Total	Half year Total	Full year Total
Attributable to shareholders:
Asia operations	(103)	(127)	(230)	(244)	(468)
US operations	(70)	183	113	143	345
Other operations	(16)	4	(12)	100	154
Tax (charge) credit attributable to shareholders' returns	(189)	60	(129)	(1)	31
Attributable to policyholders:
Asia operations	(69)	3	(66)	(285)	(365)
Total tax (charge) credit	(258)	63	(195)	(286)	(334)

The principal reason for the increase in the tax charge attributable to shareholders' returns is the losses arising in Other operations where, following the demerger of M&G plc, it is unlikely that relief will be available in future periods.

The principal reason for the decrease in the tax charge attributable to policyholders' returns reflects the reduction in deferred tax liabilities in Singapore following the clarification of tax filing requirements.

B4.2  Reconciliation of shareholder effective tax rate

In the reconciliation below, the expected tax rates reflect the corporation tax rates that are expected to apply to the taxable profit or loss of the relevant business. Where there are profits or losses of more than one jurisdiction, the expected tax rates reflect the corporation tax rates weighted by reference to the amount of profit or loss contributing to the aggregate business result.

		2020					2019
		Half year				Half year		Full year
	Asia operations	US operations	Other operations	Total attributable to shareholders	Percentage impact on ETR	Total attributable to shareholders	Percentage impact on ETR	Total attributable to shareholders	Percentage impact on ETR
	$m	$m	$m	$m	%	$m	%	$m	%
			note (iv)
Adjusted operating profit (loss)	1,733	1,266	(458)	2,541		2,619		5,310
Non-operating (loss) profit	(450)	(1,458)	30	(1,878)		(1,460)		(3,388)
Profit (loss) before tax	1,283	(192)	(428)	663		1,159		1,922
Expected tax rate:	20%	21%	18%	21%
Tax at the expected rate	257	(40)	(77)	140	21.1%	232	20.0%	393	20.4%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(31)	(14)	-	(45)	(6.8)%	(70)	(6.0)%	(126)	(6.6)%
Deductions not allowable for tax purposes	12	6	3	21	3.2%	26	2.2%	55	2.9%
Items related to taxation of life insurance businessesnote (i)	7	(62)	-	(55)	(8.3)%	(179)	(15.4)%	(317)	(16.5)%
Deferred tax adjustments	3	-	-	3	0.5%	(12)	(1.0)%	(33)	(1.7)%
Unrecognised tax lossesnote (ii)	-	-	72	72	10.9%	-	-	46	2.4%
Effect of results of joint ventures and associates	(31)	-	(6)	(37)	(5.6)%	(35)	(3.0)%	(100)	(5.2)%
Irrecoverable withholding taxes	-	-	26	26	3.9%	27	2.3%	59	3.1%
Other	3	13	(6)	10	1.5%	5	0.4%	13	0.7%
Total	(37)	(57)	89	(5)	(0.7)%	(238)	(20.5)%	(403)	(20.9)%
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	21	-	-	21	3.1%	20	1.7%	(67)	(3.5)%
Movements in provisions for open tax mattersnote (iii)	(12)	-	-	(12)	(1.8)%	8	0.7%	(1)	0.0%
Demerger related activities	-	-	-	-	-	4	0.4%	76	4.1%
Impact of carry back of US losses	-	(16)	-	(16)	(2.4)%	-	-	-	-
Impact of changes in local statutory tax rates	1	-	-	1	0.2%	-	-	-	-
Adjustments in relation to business disposals	-	-	-	-	-	(25)	(2.2)%	(29)	(1.4)%
Total	10	(16)	-	(6)	(0.9)%	7	0.6%	(21)	(1.1)%
Total actual tax charge (credit)	230	(113)	12	129	19.5%	1	0.1%	(31)	(1.6)%
Analysed into:
Tax on adjusted operating profit (loss)	260	195	12	467		430		773
Tax on non-operating (loss) profit	(30)	(308)	-	(338)		(429)		(804)
Actual tax rate on:
Adjusted operating profit (loss):
Including non-recurring tax reconciling items	15%	15%	(3)%	18%		16%		15%
Excluding non-recurring tax reconciling items	14%	15%	(3)%	18%		16%		15%
Total profit (loss)	18%	59%	(3)%	19%		0%		(2)%

Notes

(i)    The $62 million reconciling item in US operations reflects the impact of the dividend received deduction on the taxation of profits from variable annuity business. The $7 million adverse reconciling item in Asia operations reflects non tax deductible investment related marked-to-market losses.

(ii)   The $72 million adverse reconciling item in unrecognised tax losses reflects losses arising where it is unlikely that relief for the losses will be available in future periods.

(iii)  The statement of financial position contains the following provisions in relation to open tax matters.

Half year 2020 $m
At beginning of period	198
Movements in the current period included in tax charge attributable to shareholders	(12)
Provisions utilised in the period	(34)
Other movements*	(3)
At end of period	149
* Other movements include interest arising on open tax matters and amounts included in the Group's share of profits from joint ventures and associates, net of related tax.

(iv)  Half year and full year 2019 actual tax rate of the relevant business operations are shown below:

	Half year 2019%				Full year 2019%
	Asia operations	US operations	Other operations	Total attributable to shareholders	Asia operations	US operations	Other operations	Total attributable to shareholders
Tax rate on adjusted operating profit (loss)	14%	17%	10%	16%	13%	14%	10%	15%
Tax rate on profit (loss) before tax	10%	35%	13%	0%	11%	48%	10%	(2)%

B5  Earnings per share

	Half year 2020
	Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	2,541	(467)	(22)	2,052	79.0¢	79.0¢
Short-term fluctuations in investment returns on shareholder-backed business	(2,706)	513	-	(2,193)	(84.4)¢	(84.4)¢
Amortisation of acquisition accounting adjustments	(18)	3	-	(15)	(0.6)¢	(0.6)¢
Gain (loss) attaching to corporate transactions	846	(178)	-	668	25.7¢	25.7¢
Based on profit for the period	663	(129)	(22)	512	19.7¢	19.7¢

	Half year 2019
	Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	2,619	(430)	(6)	2,183	84.5¢	84.5¢
Short-term fluctuations in investment returns on shareholder-backed business	(1,455)	407	-	(1,048)	(40.6)¢	(40.6)¢
Amortisation of acquisition accounting adjustments	(22)	4	-	(18)	(0.7)¢	(0.7)¢
Gain (loss) attaching to corporate transactions	17	18	-	35	1.4¢	1.4¢
Based on profit for the period from continuing operations	1,159	(1)	(6)	1,152	44.6¢	44.6¢
Based on profit for the period from discontinued operations				835	32.3¢	32.3¢
Based on profit for the period				1,987	76.9¢	76.9¢

	Full year 2019
	Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	5,310	(773)	(9)	4,528	175.0¢	175.0¢
Short-term fluctuations in investment returns on shareholder-backed business	(3,203)	772	-	(2,431)	(94.0)¢	(94.0)¢
Amortisation of acquisition accounting adjustments	(43)	8	-	(35)	(1.3)¢	(1.3)¢
Gain (loss) attaching to corporate transactions	(142)	24	-	(118)	(4.6)¢	(4.6)¢
Based on profit for the year from continuing operations	1,922	31	(9)	1,944	75.1¢	75.1¢
Based on loss for the year from discontinued operations				(1,161)	(44.8)¢	(44.8)¢
Based on profit for the year				783	30.3¢	30.3¢

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share, which excludes those held in employee share trusts and consolidated investment funds, is set out as below:

	Number of shares (in millions)
	2020	2019
Weighted average number of shares for calculation of:	Half year	Half year	Full year
Basic earnings per share	2,596	2,583	2,587
Shares under option at end of period	2	4	4
Shares that would have been issued at fair value on assumed option price	(2)	(3)	(4)
Diluted earnings per share	2,596	2,584	2,587

B6        Dividends

	Half year 2020		Half year 2019		Full year 2019
	Cents per share	$m	Cents per share	$m	Cents per share	$m
Dividends relating to reporting period:
First interim ordinary dividend	5.37¢	140	20.29¢	526	20.29¢	528
Second interim ordinary dividend	-	-	-	-	25.97¢	675
Total	5.37¢	140	20.29¢	526	46.26¢	1,203
Dividends paid in reporting period:
Current year first interim ordinary dividend	-	-	-	-	20.29¢	526
Second interim ordinary dividend for prior year	25.97¢	674	42.89¢	1,108	42.89¢	1,108
Total	25.97¢	674	42.89¢	1,108	63.18¢	1,634

In addition to the dividends shown in the table above, on 21 October 2019, following approval by the Group's shareholders, Prudential plc demerged its UK and Europe operations (M&G plc) via a dividend in specie of $7,379 million.

Dividend per share

The 2020 first interim dividend of 5.37 cents per ordinary share will be paid on 28 September 2020 to shareholders in the UK on the register at 6.00pm BST and to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on 21 August 2020 (Record Date). Shareholders holding shares on the UK or Hong Kong share registers will continue to receive their dividend payments in either pounds sterling or Hong Kong dollars respectively, unless they elect otherwise. Shareholders holding shares on the UK or Hong Kong registers may elect to receive dividend payments in US dollars. Elections must be made through the relevant UK or Hong Kong share registrar on or before 7 September and 11 September 2020 respectively. The corresponding amount per share in pounds sterling and Hong Kong dollars is expected to be announced on or about 17 September 2020.The US dollar to pound sterling and Hong Kong dollar conversion rates will be determined by the actual rates achieved by Prudential buying those currencies during the two working days preceding the subsequent announcement. Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 28 September 2020. The 2020 first interim dividend will be paid on or about 5 October 2020 to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The exchange rate at which the dividend payable to the SG Shareholders will be translated from US dollars into Singapore dollars, will be determined by CDP.

Shareholders on the UK register are eligible to participate in a Dividend Reinvestment Plan.

C    FINANCIAL POSITION

C1  Group assets and liabilities by business type

The analysis below is structured to show the investments and other assets and liabilities of the Group by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business.

The Group has streamlined its disclosures relating to the investments, other assets and liabilities of the Group in these condensed consolidated financial statements, including combining various disclosures into a single section within this note and further analysis of the categories of debt securities. The 2019 comparative information, in particular that relating to investments, has been re-presented from previously published information to conform to the current period's format and the altered approach to credit ratings analysis described below.

Debt securities are analysed below according to the issuing government for sovereign debt and to credit ratings for the rest of the securities.

In 2020, to align more closely with the internal risk management analysis, the Group altered the compilation of its credit ratings analysis to use the middle of the Standard & Poor's, Moody's and Fitch ratings, where available. Where ratings are not available from these rating agencies, NAIC ratings (for the US), local external rating agencies' ratings and lastly internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the 'below BBB- and unrated' category. The total securities (excluding sovereign debt) that were unrated at 30 June 2020 were $788 million (30 June 2019: $794 million; 31 December 2019: $648 million). Previously, Standard & Poor's ratings were used where available and if not, Moody's and then Fitch were used as alternatives. Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio.

In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-.

	30 Jun 2020 $m
	Asia insurance
	With -profits business	Unit-linked assets and liabilities	Other business	Asia Asset manage- ment	Elimina- tions	Total Asia	US	Unallocated to a segment	Elimination of intra-group debtors and creditors	Group total
	note (i)						note (ii)
Debt securitiesnote (ix), note C1.1
Sovereign debt
Indonesia	381	580	455	-	-	1,416	-	-	-	1,416
Singapore	2,788	525	904	88	-	4,305	-	-	-	4,305
Thailand	-	-	1,567	16	-	1,583	-	-	-	1,583
United Kingdom	-	7	-	-	-	7	-	154	-	161
United States	24,656	23	2,356	-	-	27,035	5,371	-	-	32,406
Vietnam	-	14	2,789	-	-	2,803	-	-	-	2,803
Other (predominantly Asia)	1,816	687	3,216	13	-	5,732	19	140	-	5,891
Subtotal	29,641	1,836	11,287	117	-	42,881	5,390	294	-	48,565
Other government bonds
AAA	1,464	103	479	-	-	2,046	447	-	-	2,493
AA+ to AA-	353	34	101	-	-	488	519	-	-	1,007
A+ to A-	524	113	226	-	-	863	191	-	-	1,054
BBB+ to BBB-	466	88	248	8	-	810	2	-	-	812
Below BBB- and unrated	104	17	331	-	-	452	-	1	-	453
Subtotal	2,911	355	1,385	8	-	4,659	1,159	1	-	5,819
Corporate bonds
AAA	1,122	270	504	-	-	1,896	265	-	-	2,161
AA+ to AA-	1,575	273	1,712	2	-	3,562	973	-	-	4,535
A+ to A-	6,670	808	4,723	-	-	12,201	11,792	-	-	23,993
BBB+ to BBB-	7,806	1,043	3,389	-	-	12,238	14,036	-	-	26,274
Below BBB- and unrated	2,835	655	945	3	-	4,438	2,046	7	-	6,491
Subtotal	20,008	3,049	11,273	5	-	34,335	29,112	7	-	63,454
Asset-backed securities
AAA	108	16	23	-	-	147	2,227	-	-	2,374
AA+ to AA-	36	6	8	-	-	50	184	-	-	234
A+ to A-	17	-	25	-	-	42	575	-	-	617
BBB+ to BBB-	15	-	10	-	-	25	193	-	-	218
Below BBB- and unrated	6	-	-	-	-	6	175	-	-	181
Subtotal	182	22	66	-	-	270	3,354	-	-	3,624
Total debt securities	52,742	5,262	24,011	130	-	82,145	39,015	302	-	121,462
Loans
Mortgage loansnote C1.2	-	-	158	-	-	158	8,119	-	-	8,277
Policy loans	1,189	-	324	-	-	1,513	4,705	8	-	6,226
Other loans	389	-	18	-	-	407	-	-	-	407
Total loans	1,578	-	500	-	-	2,078	12,824	8	-	14,910
Equity securities and holdings in collective investment schemes
Direct equities	14,493	10,345	1,537	56	-	26,431	263	4	-	26,698
Collective investment schemes	13,455	6,097	4,175	10	-	23,737	36	7	-	23,780
US separate account assetsnote (iii)	-	-	-	-	-	-	184,220	-	-	184,220
Total equity securities and holdings in collective investment schemes	27,948	16,442	5,712	66	-	50,168	184,519	11	-	234,698
Other financial investmentsnote (iv)	991	572	1,817	97	-	3,477	3,827	75	-	7,379
Total financial Investments	83,259	22,276	32,040	293	-	137,868	240,185	396	-	378,449
Investment properties	-	-	7	-	-	7	7	9	-	23
Investments in joint ventures and associates accounted for using the equity method	-	-	1,268	239	-	1,507	-	-	-	1,507
Cash and cash equivalents	913	599	1,242	132	-	2,886	2,493	3,005	-	8,384
Reinsurers' share of insurance contract liabilitiesnote (v)	211	-	8,709	-	-	8,920	35,993	5	-	44,918
Other assetsnote (vi)	1,954	482	8,051	799	(33)	11,253	17,942	3,828	(3,139)	29,884
Total assets	86,337	23,357	51,317	1,463	(33)	162,441	296,620	7,243	(3,139)	463,165

Shareholders' equity	-	-	10,535	994	-	11,529	8,955	(1,374)	-	19,110
Non-controlling interests	-	-	2	159	-	161	-	36	-	197
Total equity	-	-	10,537	1,153	-	11,690	8,955	(1,338)	-	19,307

Contract liabilities and unallocated surplus of with-profits fundsnote (iii)	76,647	21,376	33,541	-	-	131,564	265,655	217	-	397,436
Core structural borrowings	-	-	-	-	-	-	250	6,249	-	6,499
Operational borrowings	243	15	111	25	-	394	1,212	639	-	2,245
Other liabilitiesnote (vii)	9,447	1,966	7,128	285	(33)	18,793	20,548	1,476	(3,139)	37,678
Total liabilities	86,337	23,357	40,780	310	(33)	150,751	287,665	8,581	(3,139)	443,858
Total equity and liabilities	86,337	23,357	51,317	1,463	(33)	162,441	296,620	7,243	(3,139)	463,165

	30 Jun 2019 $m
	Asia insurance
	With -profits business	Unit-linked assets and liabilities	Other business	Asia Asset manage- ment	Elimina- tions	Total Asia	US	Unallocated to a segment	Discontinued operations	Elimination of intra-group debtors and creditors	Group total
	note (i)						note (ii)
Debt securitiesnote (ix), note C1.1
Sovereign debt
Indonesia	184	516	445	-	-	1,145	-	-	-	-	1,145
Singapore	2,188	376	649	47	-	3,260	-	-	-	-	3,260
Thailand	-	-	1,407	-	-	1,407	-	-	-	-	1,407
United Kingdom	-	6	-	-	-	6	-	1,248	-	-	1,254
United States	16,617	18	2,162	-	-	18,797	6,022	-	-	-	24,819
Vietnam	1	13	2,479	-	-	2,493	-	-	-	-	2,493
Other (predominantly Asia)	2,314	638	2,488	15	-	5,455	9	74	-	-	5,538
Subtotal	21,304	1,567	9,630	62	-	32,563	6,031	1,322	-	-	39,916
Other government bonds
AAA	1,658	44	440	-	-	2,142	966	-	-	-	3,108
AA+ to AA-	176	8	88	-	-	272	493	-	-	-	765
A+ to A-	826	136	319	-	-	1,281	262	-	-	-	1,543
BBB+ to BBB-	316	72	357	-	-	745	4	-	-	-	749
Below BBB- and unrated	22	4	341	-	-	367	-	-	-	-	367
Subtotal	2,998	264	1,545	-	-	4,807	1,725	-	-	-	6,532
Corporate bonds
AAA	700	179	550	-	-	1,429	362	262	-	-	2,053
AA+ to AA-	1,769	527	1,735	-	-	4,031	1,498	169	-	-	5,698
A+ to A-	5,464	536	4,480	-	-	10,480	17,184	182	-	-	27,846
BBB+ to BBB-	5,577	893	2,898	-	-	9,368	23,042	25	-	-	32,435
Below BBB- and unrated	2,669	595	454	-	-	3,718	2,091	6	-	-	5,815
Subtotal	16,179	2,730	10,117	-	-	29,026	44,177	644	-	-	73,847
Asset-backed securities
AAA	231	22	91	-	-	344	3,357	401	-	-	4,102
AA+ to AA-	53	3	16	-	-	72	694	-	-	-	766
A+ to A-	20	-	21	-	-	41	1,024	-	-	-	1,065
BBB+ to BBB-	-	-	-	-	-	-	335	-	-	-	335
Below BBB- and unrated	22	-	7	-	-	29	264	-	-	-	293
Subtotal	326	25	135	-	-	486	5,674	401	-	-	6,561
Total debt securities	40,807	4,586	21,427	62	-	66,882	57,607	2,367	-	-	126,856
Loans
Mortgage loansnote C1.2	-	-	179	-	-	179	9,655	-	-	-	9,834
Policy loans	996	-	296	-	-	1,292	4,692	-	-	-	5,984
Other loans	80	-	19	-	-	99	-	8	-	-	107
Total loans	1,076	-	494	-	-	1,570	14,347	8	-	-	15,925
Equity securities and holdings in collective investment schemes
Direct equities	15,316	13,100	1,386	-	-	29,802	160	65	-	-	30,027
Collective investment schemes	11,890	5,223	1,518	52	-	18,683	128	2	-	-	18,813
US separate account assetsnote (iii)	-	-	-	-	-	-	184,917	-	-	-	184,917
Total equity securities and holdings in collective investment schemes	27,206	18,323	2,904	52	-	48,485	185,205	67	-	-	233,757
Other financial investmentsnote (iv)	511	626	800	93	-	2,030	2,342	301	-	-	4,673
Total financial Investments	69,600	23,535	25,625	207	-	118,967	259,501	2,743	-	-	381,211
Investment properties	-	-	7	-	-	7	7	-	-	-	14
Investments in joint ventures and associates accounted for using the equity method	-	-	1,092	219	-	1,311	-	-	-	-	1,311
Cash and cash equivalents	680	509	1,500	139	-	2,828	1,506	2,294	-	-	6,628
Reinsurers' share of insurance contract liabilitiesnote (v)	105	-	4,502	-	-	4,607	8,308	4	-	-	12,919
Assets held for distributionnote (viii)	-	-	-	-	-	-	-	-	281,427	(3,566)	277,861
Other assetsnote (vi)	3,288	401	6,572	542	(44)	10,759	16,416	3,269	-	(4,443)	26,001
Total assets	73,673	24,445	39,298	1,107	(44)	138,479	285,738	8,310	281,427	(8,009)	705,945

Shareholders' equity	-	-	9,005	722	-	9,727	8,594	(3,822)	10,538	-	25,037
Non-controlling interests	-	-	2	15	-	17	-	12	-	-	29
Total equity	-	-	9,007	737	-	9,744	8,594	(3,810)	10,538	-	25,066

Contract liabilities and unallocated surplus of with-profits fundsnote (iii)	65,004	22,392	23,470	-	-	110,866	257,279	61	-	(1,526)	366,680
Core structural borrowings	-	-	-	-	-	-	250	9,220	-	-	9,470
Operational borrowings	303	46	112	17	-	478	1,017	926	-	-	2,421
Liabilities held for distributionnote (viii)	-	-	-	-	-	-	-	-	270,889	(1,857)	269,032
Other liabilitiesnote (vii)	8,367	2,007	6,709	353	(45)	17,391	18,598	1,913	-	(4,626)	33,276
Total liabilities	73,674	24,445	30,291	370	(45)	128,735	277,144	12,120	270,889	(8,009)	680,879
Total equity and liabilities	73,674	24,445	39,298	1,107	(45)	138,479	285,738	8,310	281,427	(8,009)	705,945

	31 Dec 2019 $m
	Asia insurance
	With -profits business	Unit-linked assets and liabilities	Other business	Asia Asset manage- ment	Elimina- tions	Total Asia	US	Unallocated to a segment	Elimination of intra-group debtors and creditors	Group total
	note (i)						note (ii)
Debt securitiesnote (ix), note C1.1
Sovereign debt
Indonesia	222	610	488	-	-	1,320	-	-	-	1,320
Singapore	3,514	554	708	94	-	4,870	-	-	-	4,870
Thailand	-	-	1,398	19	-	1,417	-	-	-	1,417
United Kingdom	-	7	-	-	-	7	-	615	-	622
United States	20,479	113	2,827	-	-	23,419	6,160	597	-	30,176
Vietnam	1	15	2,900	-	-	2,916	-	-	-	2,916
Other (predominantly Asia)	1,745	665	2,809	13	-	5,232	9	116	-	5,357
Subtotal	25,961	1,964	11,130	126	-	39,181	6,169	1,328	-	46,678
Other government bonds
AAA	1,752	81	538	-	-	2,371	977	-	-	3,348
AA+ to AA-	135	8	78	-	-	221	495	-	-	716
A+ to A-	890	159	389	-	-	1,438	245	-	-	1,683
BBB+ to BBB-	356	88	201	-	-	645	4	-	-	649
Below BBB- and unrated	31	9	381	-	-	421	-	2	-	423
Subtotal	3,164	345	1,587	-	-	5,096	1,721	2	-	6,819
Corporate bonds
AAA	732	384	516	-	-	1,632	341	-	-	1,973
AA+ to AA-	1,574	441	1,908	-	-	3,923	1,566	-	-	5,489
A+ to A-	5,428	542	5,063	-	-	11,033	17,784	-	-	28,817
BBB+ to BBB-	5,443	883	3,497	-	-	9,823	22,775	-	-	32,598
Below BBB- and unrated	2,111	569	781	3	-	3,464	2,157	2	-	5,623
Subtotal	15,288	2,819	11,765	3	-	29,875	44,623	2	-	74,500
Asset-backed securities
AAA	236	19	104	-	-	359	3,658	-	-	4,017
AA+ to AA-	132	6	46	-	-	184	780	-	-	964
A+ to A-	1	-	14	-	-	15	1,006	-	-	1,021
BBB+ to BBB-	-	-	-	-	-	-	359	-	-	359
Below BBB- and unrated	-	-	-	-	-	-	212	-	-	212
Subtotal	369	25	164	-	-	558	6,015	-	-	6,573
Total debt securities	44,782	5,153	24,646	129	-	74,710	58,528	1,332	-	134,570
Loans
Mortgage loansnote C1.2	-	-	165	-	-	165	9,904	-	-	10,069
Policy loans	1,089	-	316	-	-	1,405	4,707	9	-	6,121
Other loans	374	-	19	-	-	393	-	-	-	393
Total loans	1,463	-	500	-	-	1,963	14,611	9	-	16,583
Equity securities and holdings in collective investment schemes
Direct equities	14,143	12,440	1,793	59	-	28,435	150	4	-	28,589
Collective investment schemes	15,230	6,652	1,680	14	-	23,576	40	6	-	23,622
US separate account assetsnote (iii)	-	-	-	-	-	-	195,070	-	-	195,070
Total equity securities and holdings in collective investment schemes	29,373	19,092	3,473	73	-	52,011	195,260	10	-	247,281
Other financial investmentsnote (iv)	963	383	1,363	106	-	2,815	2,791	56	-	5,662
Total financial Investments	76,581	24,628	29,982	308	-	131,499	271,190	1,407	-	404,096
Investment properties	-	-	7	-	-	7	7	11	-	25
Investments in joint ventures and associates accounted for using the equity method	-	-	1,263	237	-	1,500	-	-	-	1,500
Cash and cash equivalents	963	356	1,015	156	-	2,490	1,960	2,515	-	6,965
Reinsurers' share of insurance contract liabilitiesnote (v)	152	-	5,306	-	-	5,458	8,394	4	-	13,856
Other assetsnote (vi)	1,277	237	6,983	826	(35)	9,288	17,696	3,440	(2,652)	27,772
Total assets	78,973	25,221	44,556	1,527	(35)	150,242	299,247	7,377	(2,652)	454,214

Shareholders' equity	-	-	9,801	1,065	-	10,866	8,929	(318)	-	19,477
Non-controlling interests	-	-	2	153	-	155	-	37	-	192
Total equity	-	-	9,803	1,218	-	11,021	8,929	(281)	-	19,669

Contract liabilities and unallocated surplus of with-profits fundsnote (iii)	70,308	23,571	26,814	-	-	120,693	269,549	186	-	390,428
Core structural borrowings	-	-	-	-	-	-	250	5,344	-	5,594
Operational borrowings	302	21	123	27	-	473	1,501	671	-	2,645
Other liabilitiesnote (vii)	8,363	1,629	7,816	282	(35)	18,055	19,018	1,457	(2,652)	35,878
Total liabilities	78,973	25,221	34,753	309	(35)	139,221	290,318	7,658	(2,652)	434,545
Total equity and liabilities	78,973	25,221	44,556	1,527	(35)	150,242	299,247	7,377	(2,652)	454,214

Notes

(i)    The with-profits business of Asia comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. 'Other business' includes assets and liabilities of other participating businesses and other non-linked shareholder-backed business.

(ii)   Further analysis of the shareholders' equity by business type of the US operations is provided below:

	30 Jun 2020 $m			2019 $m
	Insurance	Asset management	Total	30 Jun Total	31 Dec Total
Shareholders' equity	8,943	12	8,955	8,594	8,929

(iii)  The US separate account assets comprise investments in mutual funds attaching to the variable annuity business that are held in the separate account. The related liabilities are reported in contract liabilities at an amount equal to the separate account assets.

(iv)  Other financial investments comprise derivative assets, other investments and deposits.

(v)   Reinsurers' share of contract liabilities includes the reinsurance ceded in respect of the acquired REALIC business by the Group's US insurance operations and at 30 June 2020 also includes amounts ceded in respect of the reinsurance of substantially all of Jackson's in-force fixed and fixed indexed annuity liabilities to Athene Life Re Ltd, as discussed in note D1.

(vi)  Of total 'Other assets' at 30 June 2020, there are:

- Property, plant and equipment (PPE) of $964 million (30 June 2019: $999 million; 31 December 2019: $1,065 million). During the period, the Group made additions of $51 million of PPE (half year 2019: $107 million; full year 2019: $160 million), of which $8 million relates to right-of-use assets (half year 2019: $86 million; full year 2019: $96 million).

- Premiums receivable of $778 million (30 June 2019: $718 million; 31 December 2019: $794 million), of which $734 million (30 June 2019: $652 million; 31 December 2019: $738 million) are due within one year.

(vii) Within 'Other liabilities' at 30 June 2020 is accruals, deferred income and other liabilities of $16,209 million (30 June 2019: $13,487 million; 31 December 2019: $14,488 million), of which $11,213 million (30 June 2019: $8,555 million; 31 December 2019: $9,172 million) are due within one year.

(viii)        Assets and liabilities held for distribution at 30 June 2019 related to the Group's UK and Europe operations (M&G plc) which were demerged in October 2019.

(ix)  The credit ratings, information or data contained in this report which are attributed and specifically provided by Standard & Poor's, Moody's and Fitch Solutions and their respective affiliates and suppliers ('Content Providers') is referred to here as the 'Content'. Reproduction of any Content in any form is prohibited except with the prior written permission of the relevant party. The Content Providers do not guarantee the accuracy, adequacy, completeness, timeliness or availability of any Content and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such Content. The Content Providers expressly disclaim liability for any damages, costs, expenses, legal fees, or losses (including lost income or lost profit and opportunity costs) in connection with any use of the Content. A reference to a particular investment or security, a rating or any observation concerning an investment that is part of the Content is not a recommendation to buy, sell or hold any such investment or security, nor does it address the suitability of an investment or security and should not be relied on as investment advice.

C1.1 Additional analysis of debt securities

This note provides additional analysis of the Group's debt securities. With the exception of certain debt securities classified as 'available-for-sale' under IAS 39, which primarily relate to US insurance operations as disclosed below, the Group's debt securities are carried at fair value through profit or loss.

(a)   Holdings by consolidated investment funds of the Group
Of the $121,462 million of Group's debt securities at 30 June 2020 (30 June 2019: $126,856 million; 31 December 2019: $134,570 million), the following amounts were held by the consolidated investment funds of the Group:

	30 Jun 2020 $m			2019 $m
	Asia	US	Group total	30 Jun	31 Dec
Debt securities held by consolidated investment funds	17,219	1,244	18,463	21,914	22,113

(b)   Additional analysis of US debt securities
Debt securities for US operations included in the statement of financial position comprise:

	2020 $m	2019 $m
	30 Jun	30 Jun	31 Dec
Available-for-sale	37,597	56,225	57,091
Fair value through profit and loss	1,418	1,382	1,437
Total US debt securities	39,015	57,607	58,528

The corporate bonds held by the US insurance operations comprise:

	2020 $m	2019 $m
	30 Jun	30 Jun	31 Dec
Publicly traded and SEC Rule 144A securities*	21,215	34,895	34,781
Non-SEC Rule 144A securities	7,897	9,282	9,842
Total US corporate bonds	29,112	44,177	44,623
* A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.

(c)   Movements in unrealised gains and losses on Jackson available-for-sale debt securities
The movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of $3,496 million at 31 December 2019 to a net unrealised gain of $3,219 million at 30 June 2020 is analysed in the table below.

		Changes in unrealised appreciation reflected in other comprehensive income
	30 Jun 2020 $m	Gains recycled to income statement on transfer of debt securities to Athene	Unrealised gains (losses) arising in the period	31 Dec 2019 $m
		note D1
Assets fair valued at below book value
Book value*	2,188			3,121
Unrealised gain (loss)	(109)		(82)	(27)
Fair value (as included in statement of financial position)	2,079			3,094
Assets fair valued at or above book value
Book value*	32,190			50,474
Unrealised gain (loss)	3,328	(2,817)	2,622	3,523
Fair value (as included in statement of financial position)	35,518			53,997
Total
Book value*	34,378			53,595
Net unrealised gain (loss)	3,219	(2,817)	2,540	3,496
Fair value (as included in the footnote above in the overview table and the statement of financial position)	37,597			57,091
*  Book value represents cost or amortised cost of the debt securities.

Jackson debt securities classified as available-for-sale in an unrealised loss position
(i)    Fair value of securities as a percentage of book value
The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	30 Jun 2020 $m		30 Jun 2019 $m		31 Dec 2019 $m
	Fair value	Unrealised loss	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	1,871	(62)	2,827	(41)	3,083	(25)
Between 80% and 90%	111	(17)	48	(7)	11	(2)
Below 80%	97	(30)	40	(15)	-	-
Total	2,079	(109)	2,915	(63)	3,094	(27)

(ii)   Unrealised losses by maturity of security

	2020 $m	2019 $m
	30 Jun	30 Jun	31 Dec
1 year to 5 years	(30)	(3)	(1)
5 years to 10 years	(39)	(13)	(12)
More than 10 years	(20)	(24)	(7)
Mortgage-backed and other debt securities	(20)	(23)	(7)
Total	(109)	(63)	(27)

(iii)  Age analysis of unrealised losses for the periods indicated
The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	30 Jun 2020 $m			30 Jun 2019 $m			31 Dec 2019 $m
Age analysis	Non- investment grade	Investment grade*	Total	Non- investment grade	Investment grade*	Total	Non- investment grade	Investment grade*	Total
Less than 6 months	(24)	(80)	(104)	(1)	(5)	(6)	(1)	(20)	(21)
6 months to 1 year	(3)	(1)	(4)	(1)	(18)	(19)	(1)	(1)	(2)
1 year to 2 years	-	-	-	(1)	(11)	(12)	-	(1)	(1)
2 years to 3 years	(1)	-	(1)	-	(13)	(13)	-	(1)	(1)
More than 3 years	-	-	-	-	(13)	(13)	-	(2)	(2)
Total	(28)	(81)	(109)	(3)	(60)	(63)	(2)	(25)	(27)
* For Standard and Poor's, Moody's and Fitch rated debt securities, those with ratings range from AAA to BBB- are designated as investment grade. For NAIC rated debt securities, those with ratings 1 or 2 are designated as investment grade.

Further, the following table shows the age analysis of the securities whose fair values were below 80 per cent of the book value:

	30 Jun 2020 $m		30 Jun 2019 $m		31 Dec 2019 $m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	60	(17)	33	(13)	-	-
3 months to 6 months	37	(13)	7	(2)	-	-
Total below 80%	97	(30)	40	(15)	-	-

(d)   Asset-backed securities
The Group's holdings in asset-backed securities (ABS) comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities.

The US operations' exposure to asset-backed securities comprises:

	2020 $m	2019 $m
	30 Jun	30 Jun	31 Dec
RMBS
Sub-prime (30 Jun 2020: 2% AAA)	35	112	93
Alt-A (30 Jun 2020: 35% AAA, 39% A)	14	129	116
Prime including agency (30 Jun 2020: 85% AAA, 6% AA, 5% A)	263	736	862
CMBS (30 Jun 2020: 86% AAA, 5% AA, 3% A)	1,646	2,884	3,080
CDO funds (30 Jun 2020: 81% AAA, 9% AA, 5% A), $nil exposure to sub-prime	397	449	696
Other ABS (30 Jun 2020: 26% AAA, 5% AA, 48% A), $35 million exposure to sub-prime	999	1,364	1,168
Total US asset-backed securities	3,354	5,674	6,015

(e)   Group bank debt exposure
The Group exposures held by the shareholder-backed business and with-profits funds in bank debt securities are analysed below. The table excludes assets held to cover linked liabilities and those of the consolidated investment funds.

Exposure to bank debt securities

	30 Jun 2020 $m					2019 $m
	Senior debt	Subordinated debt			Group total	30 Jun	31 Dec
	Total	Tier 1	Tier 2	Total		Group total	Group total
Shareholder-backed business
Asia	549	572	329	901	1,450	858	993
Eurozone	223	-	26	26	249	410	337
United Kingdom	352	7	91	98	450	892	723
United States	1,565	5	52	57	1,622	3,037	3,134
Other	259	-	137	137	396	693	647
Total	2,948	584	635	1,219	4,167	5,890	5,834

With-profits funds
Asia	534	87	572	659	1,193	1,198	1,130
Eurozone	77	-	101	101	178	129	131
United Kingdom	182	1	105	106	288	146	155
United States	670	2	15	17	687	25	34
Other	116	-	262	262	378	256	284
Total	1,579	90	1,055	1,145	2,724	1,754	1,734

C1.2  Additional analysis of US mortgage loans

In the US, mortgage loans of $8,119 million at 30 June 2020 (30 June 2019: $9,655 million; 31 December 2019: $9,904 million) are all commercial mortgage loans that are secured by the following property types: industrial, multi-family residential, suburban office, retail or hotel. The average loan size is $18.6 million (30 June 2019: $18.7 million; 31 December 2019: $19.3 million). The portfolio has a current estimated average loan to value of 55 per cent (30 June 2019: 53 per cent; 31 December 2019: 54 per cent).

At 30 June 2020, Jackson had mortgage loans with a carrying value of $947 million where the contractual terms of the agreements had been restructured to grant forbearance for a period of no longer than six months (30 June and 31 December 2019: nil). Under IAS 39, restructured loans are reviewed for impairment with an impairment recorded if the expected cash flows under the newly restructured terms discounted at the original yield (the pre-structured interest rate) are below the carrying value of the loan. No impairment is recorded for these loans in half year 2020 as the expected cash flows and interest rate did not materially change under the restructured terms.

C2    Fair value measurement

(a)   Determination of fair value

The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Other than the loans which have been designated at fair value through profit or loss, the carrying value of loans and receivables is presented net of provisions for impairment. The fair value of loans is estimated from discounted cash flows expected to be received. The discount rate used is updated for the market rate of interest where applicable.

The fair value of the subordinated and senior debt issued by the parent company is determined using quoted prices from independent third parties.

The fair value of financial liabilities (other than subordinated debt, senior debt and derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

Valuation approach for level 2 fair valued assets and liabilities

A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades. For further detail on the valuation approach for level 2 fair valued assets and liabilities, refer to note C3.1 of the Group IFRS financial statement for the year ended 31 December 2019.

Valuation approach for level 3 fair valued assets and liabilities

Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and, if applicable, enterprise valuation.

The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

(b)   Fair value measurement hierarchy of Group assets and liabilities
Assets and liabilities carried at fair value on the statement of financial position

The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

All assets and liabilities held at fair value are classified as fair value through profit or loss, except for $37,752 million (30 June 2019: $56,225 million; 31 December 2019: $58,302 million) of debt securities classified as available-for-sale, principally in the US operations. All assets and liabilities held at fair value are measured on a recurring basis. As of 30 June 2020, the Group did not have any financial instruments that are measured at fair value on a non-recurring basis.

Financial instruments at fair value

	30 Jun 2020 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
Loans	-	-	3,606	3,606
Equity securities and holdings in collective investment schemes	230,670	3,554	474	234,698
Debt securities	64,300	57,091	71	121,462
Other investments (including derivative assets)	109	2,350	1,569	4,028
Derivative liabilities	(65)	(402)	-	(467)
Total financial investments, net of derivative liabilities	295,014	62,593	5,720	363,327
Investment contract liabilities without discretionary participation features held at fair value	-	(936)	-	(936)
Net asset value attributable to unit holders of consolidated investment funds	(5,521)	(8)	(438)	(5,967)
Other financial liabilities held at fair value	-	-	(3,743)	(3,743)
Total financial instruments at fair value	289,493	61,649	1,539	352,681
Percentage of total (%)	82%	18%	0%	100%

Analysed by business type:
Financial investments, net of derivative liabilities at fair value:
With-profits	67,290	12,963	314	80,567
Unit-linked and variable annuity separate account	204,723	1,208	-	205,931
Non-linked shareholder-backed business	23,001	48,422	5,406	76,829
Total financial investments, net of derivative liabilities at fair value	295,014	62,593	5,720	363,327
Other financial liabilities at fair value	(5,521)	(944)	(4,181)	(10,646)
Group total financial instruments at fair value	289,493	61,649	1,539	352,681

	30 Jun 2019 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
Loans	-	-	3,562	3,562
Equity securities and holdings in collective investment schemes	230,817	2,723	217	233,757
Debt securities	61,763	65,085	8	126,856
Other investments (including derivative assets)	190	1,361	1,224	2,775
Derivative liabilities	(66)	(675)	(579)	(1,320)
Total financial investments, net of derivative liabilities	292,704	68,494	4,432	365,630
Investment contract liabilities without discretionary participation features held at fair value	-	(847)	-	(847)
Net asset value attributable to unit holders of consolidated investment funds	(4,432)	-	-	(4,432)
Other financial liabilities held at fair value	-	(6)	(3,922)	(3,928)
Total financial instruments at fair value	288,272	67,641	510	356,423
Percentage of total (%)	81%	19%	0%	100%

Analysed by business type:
Financial investments, net of derivative liabilities at fair value:
With-profits	61,541	6,451	203	68,195
Unit-linked and variable annuity separate account	206,548	1,256	-	207,804
Non-linked shareholder-backed business	24,615	60,787	4,229	89,631
Total financial investments, net of derivative liabilities at fair value	292,704	68,494	4,432	365,630
Other financial liabilities at fair value	(4,432)	(853)	(3,922)	(9,207)
Group total financial instruments at fair value	288,272	67,641	510	356,423

	31 Dec 2019 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
Loans	-	-	3,587	3,587
Equity securities and holdings in collective investment schemes	243,285	3,720	276	247,281
Debt securities	67,927	66,637	6	134,570
Other investments (including derivative assets)	70	1,676	1,301	3,047
Derivative liabilities	(185)	(207)	-	(392)
Total financial investments, net of derivative liabilities	311,097	71,826	5,170	388,093
Investment contract liabilities without discretionary participation features held at fair value	-	(1,011)	-	(1,011)
Net asset value attributable to unit holders of consolidated investment funds	(5,973)	(23)	(2)	(5,998)
Other financial liabilities held at fair value	-	-	(3,760)	(3,760)
Total financial instruments at fair value	305,124	70,792	1,408	377,324
Percentage of total (%)	81%	19%	0%	100%

Analysed by business type:
Financial investments, net of derivative liabilities at fair value:
With-profits	66,061	7,762	260	74,083
Unit-linked and variable annuity separate account	217,838	1,486	-	219,324
Non-linked shareholder-backed business	27,198	62,578	4,910	94,686
Total financial investments, net of derivative liabilities at fair value	311,097	71,826	5,170	388,093
Other financial liabilities at fair value	(5,973)	(1,034)	(3,762)	(10,769)
Group total financial instruments at fair value	305,124	70,792	1,408	377,324

Assets and liabilities at amortised cost and their fair value
The table below shows the financial assets and liabilities carried at amortised cost on the statement of financial position and their fair value. Cash deposits, accrued income, other debtors, accruals, deferred income and other liabilities are excluded from the analysis below. These are carried at amortised cost, which approximates fair value.

	2020 $m			2019 $m
	30 Jun		30 Jun		31 Dec
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Loans	11,304	11,435	12,363	12,740	12,996	13,511
Liabilities
Investment contract liabilities without discretionary participation features	(3,730)	(3,793)	(3,986)	(3,996)	(3,891)	(3,957)
Core structural borrowings of shareholder-financed businesses	(6,499)	(7,087)	(9,470)	(10,248)	(5,594)	(6,227)
Operational borrowings (excluding lease liabilities)	(1,703)	(1,703)	(1,858)	(1,857)	(2,015)	(2,015)
Obligations under funding, securities lending and sale and repurchase agreements	(9,085)	(9,442)	(8,598)	(8,769)	(8,901)	(9,135)
Total	(9,713)	(10,590)	(11,549)	(12,130)	(7,405)	(7,823)

(c)   Fair value measurements for level 3 fair valued assets and liabilities
 Reconciliation of movements in level 3 assets and liabilities measured at fair value
The following table reconciles the value of level 3 fair valued assets and liabilities at the beginning of the period to that presented at the end of the period.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity's overseas investments.

Total gains and losses recorded in other comprehensive income includes unrealised gains and losses on debt securities held as available-for-sale principally within Jackson and foreign exchange movements arising from the retranslation of the Group's overseas subsidiaries and branches.

	Half year 2020 $m
Reconciliation of movements in level 3 assets and liabilities measured at fair value	Loans	Equity securities and holdings in collective investment schemes	Debt securities	Other investments (including derivative assets)	Net asset value attributable to unit holders of consolidated investment funds	Other financial liabilities	Total
Balance at beginning of period	3,587	276	6	1,301	(2)	(3,760)	1,408
Total gains (losses) in income statement*	120	(44)	(6)	(170)	134	(91)	(57)
Total gains (losses) recorded in other comprehensive income	-	(4)	-	-	-	-	(4)
Purchases and other additions	-	348	20	484	(583)	-	269
Sales	-	(102)	(2)	(46)	13	-	(137)
Issues	52	-	-	-	-	(53)	(1)
Settlements	(153)	-	-	-	-	161	8
Transfers into level 3	-	-	53	-	-	-	53
Balance at end of period	3,606	474	71	1,569	(438)	(3,743)	1,539

	Half year 2019 $m
Reconciliation of movements in level 3 assets and liabilities measured at fair value	Loans	Equity securities and holdings in collective investment schemes	Debt securities	Other investments (including derivative assets)	Derivative liabilities	Borrowings attributable to with -profits businesses	Net asset value attributable to unit holders of consolidated investment funds	Other financial liabilities	Total
Balance at beginning of period	6,054	656	1,505	6,714	(539)	(2,045)	(1,258)	(4,335)	6,752
Reclassification to held for distribution	(2,509)	(440)	(1,498)	(5,513)	-	2,045	1,258	451	(6,206)
Total gains (losses) in income statement*	118	(2)	6	19	(19)	-	-	(140)	(18)
Total gains (losses) recorded in other comprehensive income	1	-	1	(12)	(21)	-	-	(10)	(41)
Purchases	-	3	-	164	-	-	-	-	167
Sales	-	-	(6)	(148)	-	-	-	-	(154)
Issues	34	-	-	-	-	-	-	(46)	(12)
Settlements	(136)	-	-	-	-	-	-	158	22
Balance at end of period	3,562	217	8	1,224	(579)	-	-	(3,922)	510

				Full year 2019 $m
Reconciliation of movements in level 3 assets and liabilities measured at fair value	Loans	Equity securities and holdings in collective investment schemes	Debt securities	Other investments (including derivative assets)	Derivative liabilities	Borrowings attributable to with -profits businesses	Net asset value attributable to unit holders of consolidated investment funds	Other financial liabilities	Total
Balance at beginning of year	6,054	656	1,505	6,714	(539)	(2,045)	(1,258)	(4,335)	6,752
Demerger of UK and Europe operations	(2,509)	(440)	(1,498)	(5,513)	-	2,045	1,258	451	(6,206)
Total gains (losses) in income statement*	1	(11)	6	30	539	-	-	(28)	537
Total gains (losses) recorded in other comprehensive income	-	3	-	(6)	-	-	-	(11)	(14)
Purchases	-	69	-	269	-	-	(2)	-	336
Sales	-	(1)	(7)	(193)	-	-	-	-	(201)
Issues	275	-	-	-	-	-	-	(143)	132
Settlements	(234)	-	-	-	-	-	-	306	72
Balance at end of year	3,587	276	6	1,301	-	-	(2)	(3,760)	1,408
* Of the total net gains and (losses) in the income statement of $(57) million at half year 2020 (half year 2019: $(18) million for continuing operations; full year 2019: $537 million), $(103) million (half year 2019: $12 million; full year 2019: $19 million) relates to net unrealised gains and losses of financial instruments still held at the end of the period, which can be analysed as follows:

	2020 $m	2019 $m
	30 Jun	30 Jun	31 Dec
Equity securities and holdings in collective investment schemes	(72)	(2)	(11)
Debt securities	(5)	-	-
Other investments	(157)	51	34
Derivative liabilities	-	(19)	-
Net asset value attributable to unit holders of consolidated investment funds	132	-	-
Other financial liabilities	(1)	(18)	(4)
Total	(103)	12	19

At 30 June 2020, the Group held $1,539 million (30 June 2019: $510 million; 31 December 2019: $1,408 million) of net financial instruments at fair value within level 3. This represents less than 0.5 per cent (30 June 2019: 0.5 per cent of continuing operations; 31 December 2019: 1 per cent) of the total fair valued financial assets net of financial liabilities.

Included within these net assets and liabilities are policy loans of $3,606 million at 30 June 2020 (30 June 2019: $3,562 million; 31 December 2019: $3,587 million) measured as the loan outstanding balance, plus accrued investment income, attached to acquired REALIC business and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of $3,743 million at 30 June 2020 (30 June 2019: $3,758 million; 31 December 2019: $3,760 million) is also classified within level 3. The fair value of the liabilities is equal to the fair value of the underlying assets held as collateral, which primarily consist of policy loans and debt securities. The assets and liabilities offset and therefore their movements have no impact on shareholders' profit and equity.

Excluding the loans and funds withheld liability under Jackson's REALIC reinsurance arrangements as described above, which amounted to a net liability at 30 June 2020 of $(137) million (30 June 2019: $(196) million; 31 December 2019: $(173) million), the level 3 fair valued financial assets net of financial liabilities were a net asset of $1,676 million at 30 June 2020 (30 June 2019: $706 million; 31 December 2019: $1,581 million). Of this amount, equity securities of $2 million are internally valued, representing less than 0.1 per cent of the total fair valued financial assets net of financial liabilities (30 June and 31 December 2019: nil). Internal valuations are inherently more subjective than external valuations.

Level 3 financial assets net of financial liabilities comprise the following:

-      Private equity investments in both equity securities and limited partnerships within other financial investments of $1,687 million (30 June 2019: $1,224 million; 31 December 2019: $1,301 million) consisting of investments held by Jackson which are primarily externally valued in accordance with International Private Equity and Venture Capital Association guidelines using the proportion of the company's investment in each fund as shown in external valuation reports;

-      Equity securities and holdings in collective investment schemes of $356 million (30 June 2019: $217 million; 31 December 2019: $276 million) consisting primarily of property and infrastructure funds held by the Asia participating funds, which are externally valued using the net asset value of the invested entities;

-      Liabilities of $(438) million (30 June 2019: nil; 31 December 2019: $(2) million) for the net asset value attributable to external unit holders in respect of consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets; and

-      Other sundry individual financial instruments of a net asset of $71 million (30 June 2019: net liability of $(735) million of which $(574) million represent derivative liabilities; 31 December 2019: net asset of $6 million).

Of the net asset of $1,676 million at 30 June 2020 (30 June 2019: $706 million; 31 December 2019: $1,581 million) referred to above:

-      A net asset of $314 million (30 June 2019: $202 million; 31 December 2019: $258 million) is held by the Group's Asia participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments; and

-      A net asset of $1,362 million (30 June 2019: $504 million; 31 December 2019: $1,323 million) is held to support non-linked shareholder-backed business. The majority of these instruments ($1,360 million out of the $1,362 million) are externally valued and are therefore inherently less subjective than internal valuations. These instruments consist primarily of private equity investments held by Jackson as described above. If the value of all these Level 3 financial instruments decreased by 10 per cent, the change in valuation would be $(136) million (30 June 2019: $(51) million; 31 December 2019: $(132) million), which would reduce shareholders' equity by this amount before tax. All of this amount would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of adjusted operating profit.

(d)   Transfers into and transfers out of levels
The Group's policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.

During half year 2020, the transfers between levels within the Group's portfolio, were primarily transfers from level 1 to level 2 of $4,232 million and transfers from level 2 to level 1 of $1,843 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observed valuation inputs and in certain cases, the change in the level of trading activities of the securities. There were transfers into level 3 of $53 million in the period.

C3  Policyholder liabilities and unallocated surplus

C3.1  Group overview

(i)    Analysis of movements in policyholder liabilities and unallocated surplus of with-profits fundsnotes (a),(b)

	Half year 2020 $m
	Asia	US	Total
	note C3.2	note C3.3
At 1 January 2020	132,570	269,549	402,119
Comprising:
- Policyholder liabilities on the consolidated statement of financial position
(excludes $186 million classified as unallocated to a segment)	115,943	269,549	385,492
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	4,750	-	4,750
- Group's share of policyholder liabilities of joint ventures and associatenote (d)	11,877	-	11,877
Net flows:
Premiums	9,746	8,865	18,611
Surrenders	(2,083)	(7,455)	(9,538)
Maturities/deaths	(1,153)	(1,793)	(2,946)
Net flowsnote (d)	6,510	(383)	6,127
Shareholders' transfers post-tax	(54)	-	(54)
Investment-related items and other movements	6,526	(3,511)	3,015
Foreign exchange translation differences	(1,580)	-	(1,580)
At 30 June 2020	143,972	265,655	409,627
Comprising:
- Policyholder liabilities on the consolidated statement of financial position
(excludes $217 million classified as unallocated to a segment)	126,052	265,655	391,707
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	5,512	-	5,512
- Group's share of policyholder liabilities of joint ventures and associatenote (d)	12,408	-	12,408

	Half year 2019 $m
	Asia	US	Discontinued UK and Europe	Total
	note C3.2	note C3.3
At 1 January 2019	105,408	236,380	210,002	551,790
Comprising:
- Policyholder liabilities on the consolidated statement of financial position
(excludes $50 million classified as unallocated to a segment)note (c)	91,836	236,380	193,020	521,236
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,198	-	16,982	20,180
- Group's share of policyholder liabilities of joint ventures and associatenote (d)	10,374	-	-	10,374

Reclassification of UK and Europe liabilities as held for distribution	-	-	(210,002)	(210,002)
Net flows:
Premiums	9,800	9,136	-	18,936
Surrenders	(1,982)	(8,279)	-	(10,261)
Maturities/deaths	(1,278)	(1,744)	-	(3,022)
Net flowsnote (d)	6,540	(887)	-	5,653
Shareholders' transfers post-tax	(49)	-	-	(49)
Investment-related items and other movements	7,947	21,786	-	29,733
Foreign exchange translation differences	547	-	-	547
At 30 June 2019	120,393	257,279	-	377,672
Comprising:
- Policyholder liabilities on the consolidated statement of financial position
(excludes $61 million classified as unallocated to a segment)note (c)	105,593	257,279	-	362,872
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,747	-	-	3,747
- Group's share of policyholder liabilities of joint ventures and associatenote (d)	11,053	-	-	11,053
Average policyholder liability balancesnote (e)
Half year 2020	133,141	267,602	-	400,743
Half year 2019	109,428	246,830	-	356,258

Notes

(a)   The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the year but exclude liabilities that have not been allocated to a reporting segment. The items above are shown gross of external reinsurance.

(b)   The analysis includes the impact of premiums, claims and investment movements on policyholders' liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, premiums shown above exclude any deductions for fees/charges; claims (surrenders, maturities and deaths) shown above represent the policyholder liabilities provision released rather than the claims amount paid to the policyholder.

(c)   The opening and closing policyholder liabilities of the Asia insurance operations for half year 2019 were after deducting the intra-group reinsurance liabilities ceded by the discontinued UK and Europe operations (M&G plc) to the Hong Kong with-profits business, which were recaptured in October 2019 upon demerger.

(d)   Including net flows of the Group's insurance joint ventures and associate. The Group's investment in joint ventures and associate are accounted for on an equity method basis in the Group's statement of financial position. The Group's share of the policyholder liabilities as shown above relates to life businesses of the China JV, India and the Takaful business in Malaysia.

(e)   Average policyholder liabilities have been based on opening and closing balances, adjusted for acquisitions, disposals and other corporate transactions arising in the year, and exclude unallocated surplus of with-profits funds.

(ii)   Analysis of movements in policyholder liabilities for shareholder-backed business

	Half year 2020 $m
	Asia	US	Total
At 1 January 2020	62,262	269,549	331,811
Net flows:
Premiums	5,155	8,865	14,020
Surrenders	(1,702)	(7,455)	(9,157)
Maturities/deaths	(477)	(1,793)	(2,270)
Net flowsnote	2,976	(383)	2,593
Investment-related items and other movements	3,139	(3,511)	(372)
Foreign exchange translation differences	(1,052)	-	(1,052)
At 30 June 2020	67,325	265,655	332,980

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	54,917	265,655	320,572
(excludes $217 million classified as unallocated to a segment)
- Group's share of policyholder liabilities relating to joint ventures and associate	12,408	-	12,408

	Half year 2019 $m
	Asia	US	Discontinued UK and Europe	Total
At 1 January 2019	51,705	236,380	51,911	339,996
Reclassification of UK and Europe liabilities as held for distribution	-	-	(51,911)	(51,911)
Net flows:
Premiums	5,076	9,136	-	14,212
Surrenders	(1,714)	(8,279)	-	(9,993)
Maturities/deaths	(567)	(1,744)	-	(2,311)
Net flowsnote	2,795	(887)	-	1,908
Investment-related items and other movements	2,100	21,786	-	23,886
Foreign exchange translation differences	315	-	-	315
At 30 June 2019	56,915	257,279	-	314,194

Comprising:
- Policyholder liabilities on the consolidated statement of financial position
(excludes $61 million classified as unallocated to a segment)	45,862	257,279	-	303,141
- Group's share of policyholder liabilities relating to joint ventures and associate	11,053	-	-	11,053

Note

Including net flows of the Group's insurance joint ventures and associate.

(iii)  Movement in insurance contract liabilities and unallocated surplus of with-profits funds
Further analysis of the movement in the period of the Group's gross contract liabilities, reinsurer's share of insurance contract liabilities and unallocated surplus of with-profits funds (excluding those held by joint ventures and associate) is provided below:

	Contract liabilities	Reinsurers' share of insurance contract liabilities	Unallocated surplus of with-profits funds
	$m	$m	$m
At 1 January 2020	385,678	(13,856)	4,750
Income and expense included in the income statementnote (a)	7,555	(31,066)	742
Other movementsnote (b)	(110)	-	-
Foreign exchange translation differences	(1,199)	4	20
At 30 June 2020	391,924	(44,918)	5,512

At 1 January 2019	521,286	(14,193)	20,180
Removal of opening balances relating to the discontinued UK and Europe operationsnote (c)	(193,020)	2,169	(16,982)
Income and expense included in the income statement	33,996	(880)	655
Other movementsnote (b)	53	-	(116)
Foreign exchange translation differences	618	(15)	10
At 30 June 2019	362,933	(12,919)	3,747

Notes

(a)   The increase in reinsurers' share of insurance contract liabilities in half year 2020 includes $27.7 billion in respect of the reinsurance of substantially all of Jackson's in-force fixed and fixed indexed annuity liabilities to Athene Life Re Ltd, as discussed in note D1.

(b)   Other movements include premiums received and claims paid on investment contracts without discretionary participating features, which are taken directly to the statement of financial position in accordance with IAS 39.

(c)   The $2,169 million of reinsurer's share of insurance contract liabilities excluded the intra-group reinsurance assets for the with-profits business ceded to the Asia insurance operations, which were eliminated on consolidation at 1 January 2019.

The total charge for benefit and claims in half year 2020 shown in the income statement comprises the amounts shown as 'income and expense included in the income statement' in the table above together with claims paid of $13,504 million in the period and claim amounts attributable to reinsurers of $(590) million.

The movement in the gross contract liabilities and the reinsurer's share of insurance contract liabilities during the first half of 2020 includes the impact of a change to the calculation of the valuation interest rate (VIR) used to value long-term insurance liabilities in Hong Kong. The effect of the change to the VIR was such that the implicit duration of liabilities is reduced and closer to best estimate expectations. The change reduced policyholder liabilities (net of reinsurance) of the Hong Kong's shareholder-backed business at 30 June 2020 by $1,039 million. The resulting benefit of $1,039 million in the income statement is included within short-term fluctuations in investment returns in the Group's supplementary analysis of profit.

C3.2  Asia insurance operations

	Half year 2020 $m
	With-profits business	Shareholder-backed business		Total
		Unit-linked liabilities	Other business
At 1 January 2020	70,308	28,850	33,412	132,570
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	65,558	23,571	26,814	115,943
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	4,750	-	-	4,750
- Group's share of policyholder liabilities relating to joint ventures and associatenote (a)	-	5,279	6,598	11,877
Premiums:
New business	375	909	1,009	2,293
In-force	4,216	1,148	2,089	7,453
	4,591	2,057	3,098	9,746
Surrendersnote (b)	(381)	(1,209)	(493)	(2,083)
Maturities/deaths	(676)	(87)	(390)	(1,153)
Net flows	3,534	761	2,215	6,510
Shareholders' transfers post tax	(54)	-	-	(54)
Investment-related items and other movements note (c)	3,387	(2,243)	5,382	6,526
Foreign exchange translation differencesnote (d)	(528)	(794)	(258)	(1,580)
At 30 June 2020	76,647	26,574	40,751	143,972
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	71,135	21,376	33,541	126,052
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	5,512	-	-	5,512
- Group's share of policyholder liabilities relating to joint ventures and associatenote (a)	-	5,198	7,210	12,408

	Half year 2019 $m
	With-profits business	Shareholder-backed business		Total
		Unit-linked liabilities	Other business
At 1 January 2019	53,703	25,704	26,001	105,408
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	50,505	20,846	20,485	91,836
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,198	-	-	3,198
- Group's share of policyholder liabilities relating to joint ventures and associatenote (a)	-	4,858	5,516	10,374
Premiums:
New business	769	1,003	1,180	2,952
In-force	3,955	1,206	1,687	6,848
	4,724	2,209	2,867	9,800
Surrendersnote (b)	(268)	(1,385)	(329)	(1,982)
Maturities/deaths	(711)	(89)	(478)	(1,278)
Net flows	3,745	735	2,060	6,540
Shareholders' transfers post-tax	(49)	-	-	(49)
Investment-related items and other movementsnote (c)	5,847	753	1,347	7,947
Foreign exchange translation differencesnote (d)	232	176	139	547
At 30 June 2019	63,478	27,368	29,547	120,393
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	59,731	22,392	23,470	105,593
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,747	-	-	3,747
- Group's share of policyholder liabilities relating to joint ventures and associatenote (a)	-	4,976	6,077	11,053
Average policyholder liability balancesnote (e)
Half year 2020	68,347	27,712	37,082	133,141
Half year 2019	55,118	26,536	27,774	109,428

Notes

(a)   The Group's investment in joint ventures and associate are accounted for on an equity method and the Group's share of the policyholder liabilities as shown above relate to the life business of the China JV, India and the Takaful business in Malaysia.

(b)   The rate of surrenders for shareholder-backed business (expressed as a percentage of opening policyholder liabilities) was 2.7 per cent in the first half of 2020 (half year 2019: 3.3 per cent).

(c)   Investment-related items and other movements in the first half of 2020 primarily represents fixed income asset gains and lower discount rates due to falling interest rates for with-profits and other businesses, partially offset by unfavourable equity market performance for unit-linked business.

(d)   Movements in the period have been translated at the average exchange rates for the period ended 30 June 2020 and 2019. The closing balance has been translated at the closing spot rates as at 30 June 2020 and 2019. Differences upon retranslation are included in foreign exchange translation differences.

(e)   Average policyholder liabilities have been based on opening and closing balances, adjusted for any acquisitions, disposals and other corporate transactions arising in the year, and exclude unallocated surplus of with-profits funds.

C3.3  US insurance operations

	Half year 2020 $m
	Variable annuity separate account liabilities	General account and other business	Total
		note (d)
At 1 January 2020	195,070	74,479	269,549
Premiums	6,544	2,321	8,865
Surrenders	(5,353)	(2,102)	(7,455)
Maturities/deaths	(848)	(945)	(1,793)
Net flowsnote (a)	343	(726)	(383)
Transfers from separate to general account	(1,042)	1,042	-
Investment-related items and other movementsnote (b)	(10,151)	6,640	(3,511)
At 30 June 2020	184,220	81,435	265,655

	Half year 2019 $m
	Variable annuity separate account liabilities	General account and other business	Total
At 1 January 2019	163,301	73,079	236,380
Premiums	6,032	3,104	9,136
Surrenders	(6,008)	(2,271)	(8,279)
Maturities/deaths	(782)	(962)	(1,744)
Net flowsnote (a)	(758)	(129)	(887)
Transfers from general to separate account	637	(637)	-
Investment-related items and other movements	21,737	49	21,786
At 30 June 2019	184,917	72,362	257,279
Average policyholder liability balancesnote (c)
Half year 2020	189,645	77,957	267,602
Half year 2019	174,109	72,721	246,830

Notes

(a)   Net outflows in the first half of 2020 were $383 million (first half of 2019 outflows: $887 million) with surrenders and withdrawals from general account exceeding new inflows on this business given lower volumes of institutional sales in the period, partially offset by net inflows into the variable annuity separate accounts.

(b)   Negative investment-related items and other movements in variable annuity separate account liabilities of $(10,151) million for the first half of 2020 largely represent negative separate account return following the decrease in the US equity market in the period, partially offset by increased obligations for variable annuity guarantees, following falls in interest rates and equity markets.

(c)   Average policyholder liabilities have been based on opening and closing balances, adjusted for any acquisitions, disposals and other corporate transactions arising in the period.

(d)   Included within the policyholder liabilities for the general account and other business of $81,435 million at 30 June 2020 are $27.7 billion in respect of the reinsured Jackson's in-force fixed and fixed indexed annuity liabilities to Athene Life Re Ltd, as discussed in note D1.

C4  Intangible assets

C4.1  Goodwill

Goodwill shown on the consolidated statement of financial position at 30 June 2020 represents amounts allocated to businesses in Asia and Africa in respect of both acquired asset management and life businesses.

	2020 $m	2019 $m
	30 Jun	30 Jun	31 Dec
Carrying value at beginning of period	969	2,365	2,365
Reclassification/Demerger of UK and Europe operations	-	(1,731)	(1,731)
Additions in the period	-	-	299
Exchange differences	(27)	15	36
Carrying value at end of period	942	649	969

C4.2  Deferred acquisition costs and other intangible assets

	2020 $m	2019 $m
	30 Jun	30 Jun	31 Dec
Deferred acquisition costs and other intangible assets attributable to shareholders	18,538	16,037	17,409
Other intangible assets, including computer software, attributable to with-profits funds	66	74	67
Total of deferred acquisition costs and other intangible assets	18,604	16,111	17,476

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2020 $m	2019 $m
	30 Jun	30 Jun	31 Dec
Deferred acquisition costs related to insurance contracts as classified under IFRS 4	14,567	13,142	14,206
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	34	34	33
Deferred acquisition costs related to insurance and investment contracts	14,601	13,176	14,239
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	34	39	38
Distribution rights and other intangibles	3,903	2,822	3,132
Present value of acquired in-force (PVIF) and other intangibles attributable to shareholders	3,937	2,861	3,170
Total of deferred acquisition costs and other intangible assetsnote (a)	18,538	16,037	17,409

Notes

(a)   Total deferred acquisition costs and other intangible assets attributable to shareholders can be further analysed by business operations as follows:

	2020 $m					2019 $m
	Deferred acquisition costs		PVIF and other	30 Jun	30 Jun	31 Dec
	Asia	US*	intangibles†	Total	Total	Total
Balance at beginning of period:	1,999	12,240	3,170	17,409	15,008	15,008
Removal of UK and Europe operations from opening balance	-	-	-	-	(143)	(143)
Additions‡	261	353	904	1,518	1,469	2,601
Amortisation to the income statement:note (c)
Adjusted operating profit	(157)	(363)	(111)	(631)	(371)	(792)
Non-operating profit (loss)	-	50	(2)	48	616	1,243
	(157)	(313)	(113)	(583)	245	451
Disposals and transfers	-	-	(13)	(13)	(6)	(11)
Exchange differences and other movements	(30)	-	(11)	(41)	24	134
Amortisation of DAC related to net unrealised valuation movements on the US insurance operation's available-for-sale securities recognised within other comprehensive income	-	248	-	248	(560)	(631)
Balance at end of period	2,073	12,528	3,937	18,538	16,037	17,409
* Under the Group's application of IFRS 4, US GAAP is used for measuring the insurance assets and liabilities of its US and certain Asia operations. Under US GAAP, most of the US insurance operation's products are accounted for under Accounting Standard no. 97 of the Financial Accounting Standards Board (FAS 97) whereby deferred acquisition costs are amortised in line with the emergence of actual and expected gross profits which are determined using an assumption for long-term investment returns for the separate account of 7.4 per cent (half year and full year 2019: 7.4 per cent) gross of asset management fees and other charges to policyholders, but net of external fund management fees. The other assumptions impacting expected gross profits include mortality assumptions, lapses, assumed unit costs and future hedge costs. The amounts included in the income statement and other comprehensive income affect the pattern of profit emergence and thus the DAC amortisation attaching. DAC amortisation is allocated to the operating and non-operating components of the Group's supplementary analysis of profit and other comprehensive income by reference to the underlying items. The charge of $(313) million in half year 2020 in the US operations includes $(764) million for the write-off of the deferred acquisition costs in respect of the reinsured Jackson's in-force fixed and fixed indexed annuity liabilities to Athene Life Re Ltd.

†  PVIF and other intangibles comprise present value of acquired in-force (PVIF), distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential's insurance products for a fixed period of time. Software rights include additions of $21 million, amortisation of $(17) million, disposals of $(8) million, foreign exchange of $2 million and closing balance at 30 June 2020 of $83 million (30 June 2019: $70 million; 31 December 2019: $85 million).

‡   On 19 March 2020, the Group signed a new bancassurance agreement with TMB Bank for a period of 15 years. This extended exclusive partnership agreement required the novation of TMB Bank's current bancassurance distribution agreement with another insurance group. The agreement cost Thai Baht 24.5 billion, which will be paid in two instalments with Thai Baht 12.0 billion paid in April 2020 and the remainder on 1 January 2021. The amount included in additions in the table above is $788 million.

(b)   The DAC amount in respect of US arises in the insurance operations which comprises the following amounts:

	2020 $m	2019 $m
	30 Jun	30 Jun	31 Dec
Variable annuity and other business	12,975	12,038	12,935
Cumulative shadow DAC (for unrealised gains/losses booked in other comprehensive income)*	(447)	(622)	(695)
Total DAC for US operations	12,528	11,416	12,240
* A net gain of $248 million (half year 2019: a loss of $(560) million; full year 2019: a loss of $(631) million) for shadow DAC amortisation is booked within other comprehensive income to reflect a reduction in shadow DAC of $535 million as a result of the reinsurance of substantially all of Jackson's fixed and fixed annuity business to Athene Life offset by the impact from the positive unrealised valuation movement for half year 2020 of $2,540 million (half year 2019: positive unrealised valuation movement of $3,386 million; full year 2019: positive unrealised valuation movement of $4,023 million). These adjustments reflect the movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market.

(c)   Sensitivity of US DAC amortisation charge
The amortisation charge to the income statement in respect of the US DAC asset is reflected in both adjusted operating profit and short-term fluctuations in investment returns. The amortisation charge to adjusted operating profit in a reporting period comprises:

-    A core amount that reflects a relatively stable proportion of underlying premiums or profit; and
-    An element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor features of the mean reversion technique (which is used for moderating the effect of short-term volatility in investment returns) are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect. It is currently estimated that DAC amortisation will accelerate (decelerate) by $17 million for every 1 per cent under (over) the mean reversion rate (set using the calculation described below to give an average over an 8 year period of 7.4 per cent) the annualised actual separate account growth rate differs by.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In half year 2020, the DAC amortisation charge for adjusted operating profit was determined after including a charge for accelerated amortisation of $(32) million (half year 2019: credit for deceleration: $191 million; full year 2019: credit for deceleration: $280 million). DAC amortisation for variable annuities is sensitive to separate account performance. The acceleration arising in the first half of 2020 reflects a mechanical increase in the projected separate account return for the next five years under the mean-reversion technique. Under this technique, the projected level of return for each of the next five years is adjusted so that in combination with the actual rates of return for the preceding three years (including the current period) the assumed long-term annual separate account return of 7.4 per cent is realised on average over the entire eight-year period.

The application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. At 30 June 2020, it would take approximate movements in separate account values of more than either negative 30 per cent or positive 42 per cent for the mean reversion assumption to move outside the corridor.

C5  Borrowings

C5.1  Core structural borrowings of shareholder-financed businesses

	2020 $m	2019 $m
	30 Jun	30 Jun	31 Dec
Central operations:
Subordinated and other debt not substituted to M&G plc in 2019:
Subordinated debt:
US$250m 6.75% Notesnote (i)	250	250	250
US$300m 6.5% Notesnote (i)	300	300	300
US$700m 5.25% Notes	700	700	700
US$1,000m 5.25% Notes	997	994	996
US$725m 4.375% Notes	723	721	721
US$750m 4.875% Notes	746	743	744
€20m Medium Term Notes 2023	22	23	22
£435m 6.125% Notes 2031	533	548	571
Senior debt:note (ii)
£300m 6.875% Notes 2023	366	375	392
£250m 5.875% Notes 2029	280	285	298
$1,000m 3.125% Notes 2030note (iii)	982	-	-
Bank loansnote (iv)
$350m Loan 2024	350	-	350
£275m Loan 2022	-	350	-
Total debt not substituted to M&G plc in 2019	6,249	5,289	5,344
Subordinated debt substituted to M&G plc in 2019	-	3,931	-
Total central operations	6,249	9,220	5,344
Jackson US$250m 8.15% Surplus Notes 2027note (v)	250	250	250
Total core structural borrowings of shareholder-financed businesses	6,499	9,470	5,594

Notes

(i)    These borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.

(ii)   The senior debt ranks above subordinated debt in the event of liquidation.

(iii)  In April 2020, the Company issued $1,000 million 3.125 per cent senior debt maturing on 14 April 2030 with proceeds, net of costs of $982 million.

(iv)  The bank loan of $350 million was drawn in November 2019 at a cost of LIBOR plus 0.2 per cent. The loan matures on 7 November 2024. The £275 million bank loan was repaid by the Group in October 2019.

(v)   Jackson's borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

C5.2  Operational borrowings

	2020 $m	2019 $m
	30 Jun	30 Jun	31 Dec
Borrowings in respect of short-term fixed income securities programmes - commercial paper	506	841	520
Lease liabilities under IFRS 16	318	291	371
Non-recourse borrowings of consolidated investment fundsnote (a)	1,081	694	1,045
Other borrowingsnote (b)	97	292	406
Operational borrowings attributable to shareholder-financed businesses	2,002	2,118	2,342

Lease liabilities under IFRS 16	224	272	259
Other borrowings	19	31	44
Operational borrowings attributable to with-profits businesses	243	303	303

Total operational borrowings	2,245	2,421	2,645

Notes

(a)   In all instances, the holders of the debt instruments issued by consolidated investment funds do not have recourse beyond the assets of those funds.

(b)   Other borrowings mainly include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.

C6  Sensitivity analysis to key market risks

The Group's risk framework and the management of risk, including that attached to the Group's financial statements, have been included in the 'Group Chief Risk and Compliance Officer's Report on the risks facing our business and how these are managed'. The following sections set out the sensitivity of the Group's segmental profit or loss and shareholders' equity to instantaneous changes in interest rates and equity levels, which are then assumed to remain unchanged for the long term. Further information of the Group's sensitivity to key risks was set out in the Group's financial statements for the year ended 31 December 2019.

The published sensitivities in notes C6.1 and C6.2 below only allow for limited management actions such as changes to policyholder bonuses, where applicable. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown below. Given the continuous risk management processes in place, management could take additional actions to help mitigate the impact of these stresses, including (but not limited to) rebalancing investment portfolios, further market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold. The sensitivities reflect all consequential impacts from market movements at the valuation date. In particular, where relevant the 30 June 2020 sensitivities reflect potential tax benefits that would arise under the relief provided by the Coronavirus Aid, Relief, and Economic Security (CARES) Act in the US for 2020.

C6.1  Sensitivity to interest rate risk

The sensitivities shown below are for movements in risk-free rates (based on local government bond yields at the valuation date) in isolation and are subject to a floor of zero. They do not include movements in credit risk that may affect credit spreads and hence the valuation of debt securities and policyholder liabilities. A one-letter credit downgrade in isolation (i.e. ignoring any consequential change in valuation) would not have a material impact on IFRS profit or shareholders' equity.

Following the fall in interest rates during the first half of 2020, the estimated sensitivity to a decrease in interest rates at 30 June 2020 has been updated to a decrease of 0.5 per cent. This compares to a 1 per cent change at 31 December 2019. The estimated sensitivity to a decrease and increase in interest rates at 30 June 2020 is as follows:

30 June 2020	Asia insurance $m		US insurance $m
	Decrease of 0.5%	Increase of 1%	Decrease of 0.5%	Increase of 1%
Net effect on shareholders' equity*	(1,203)	64	(90)	(123)
* The effect from the instantaneous changes in interest rates above, if they arose, would impact profit after tax for Asia insurance operations and would mostly be recorded within short-term fluctuations in investment returns. The impact on profit after tax would be the same as the net effect on shareholders' equity. For US insurance operations, the instantaneous changes in interest rates above, if they arose, would cause the net effect on equity shown above through two constituent movements. Firstly, profit after tax, net of related changes in the amortisation of DAC, would be impacted (decrease of 0.5 per cent: $(1,036) million; increase of 1 per cent: $1,577 million), and would mostly be recorded within short-term fluctuations in investment returns. Secondly, the effect would also impact other comprehensive income (decrease of 0.5 per cent: $946 million; increase of 1 per cent: $(1,700) million) in respect of the direct effect on the carrying value of the available-for-sale debt securities, net of related changes in the amortisation of DAC and related tax effects.

The estimated sensitivity to a decrease and increase in interest rates at 31 December 2019 is as follows:

31 December 2019	Asia insurance $m		US insurance $m
	Decrease of 1%	Increase of 1%	Decrease of 1%	Increase of 1%
Net effect on shareholders' equity*	(702)	(718)	20	(553)
* The effect from the instantaneous changes in interest rates above, if they arose, would impact profit after tax for Asia insurance operations and would mostly be recorded within short-term fluctuations in investment returns. The impact on profit after tax would be the same as the net effect on shareholders' equity. For US insurance operations, the instantaneous changes in interest rates above, if they arose, would cause the net effect on equity shown above through two constituent movements. Firstly, profit after tax, net of related changes in the amortisation of DAC, would be impacted (decrease of 1 per cent: $(2,224) million; increase of 1 per cent: $1,691 million), and would mostly be recorded within short-term fluctuations in investment returns. Secondly, the effect would also impact other comprehensive income (decrease of 1 per cent: $2,244 million; increase of 1 per cent: $(2,244) million) in respect of the direct effect on the carrying value of the available-for-sale debt securities, net of related changes in the amortisation of DAC and related tax effects.

Asia insurance operations
The degree of sensitivity of the results of the non-linked shareholder-backed business of the Asia operations to movements in interest rates depends upon the degree to which the liabilities under the 'grandfathered' IFRS 4 measurement basis reflects market interest rates from year to year. This varies by local business unit. For example:

-    certain Asia businesses apply US GAAP, for which the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements;

-    the level of options and guarantees in the products written in a particular business unit will affect the degree of sensitivity to interest rate movements; and

-    the degree of sensitivity of the results is dependent on the interest rate level at that point of time.

The sensitivity of the Asia operations presented as a whole at a given point in time will also be affected by a change in the relative size of the individual businesses.

Following the substantial fall in interest rates over the first half of 2020, at 30 June 2020 the 'decrease of 0.5 per cent' sensitivity is dominated by the impact of interest rate movements on some local business units' policyholder liabilities, which are expected to increase more than the offsetting increase in the value of government and corporate bond investments. This is similar to the effect described in note B1.2(i), with the impacts exacerbated if interest rates were to fall further from the historically low levels at 30 June 2020.

Liabilities become less sensitive to interest rates as interest rates rise. If interest rates were to increase by 1 per cent from 30 June 2020 levels, the change in the value of assets is expected to be of a similar magnitude to the change in the value of policyholder liabilities. At higher levels of interest rates, the change in the value of assets is expected to exceed the change in the value of liabilities, as evident in the 'increase of 1 per cent' sensitivity at 31 December 2019.

US insurance operations
The GMWB features attached to variable annuity business (other than 'for life' components) are accounted for under US GAAP at fair value and, therefore, will be sensitive to changes in interest rates. Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within the income statement. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income.

The sensitivity movements provided in the table above are at a point in time and reflect the hedging programme in place on the balance sheet date, while the actual impact on financial results would vary contingent upon a number of factors. Jackson's hedging programme is primarily focused on managing the economic risks in the business and protecting statutory solvency under larger market movements, and does not explicitly aim to hedge the IFRS accounting results. The magnitude of the impact of the sensitivities on profit after tax at 30 June 2020 is broadly similar to the impact at 31 December 2019, reflecting largely offsetting effects with the impact of more sensitive guarantee liabilities at 30 June 2020 being broadly matched by the impact from a change in the position of Jackson's interest rate hedging at that date. The reduction in the magnitude of the impact of the sensitivities on other comprehensive income, and hence shareholders' equity, reflects the reduction in the volume of available-for-sale debt securities following the Athene reinsurance transaction described in note D1(i).

Asset management and other operations
The profit for the period of asset management operations is sensitive to the level of assets under management, as this significantly affects the value of management fees earned by the business in the current and future periods.

The Group's asset management and other operations do not hold significant financial investments. At 30 June 2020, the financial investments of the other operations are principally short-term treasury bills held by the Group's treasury function for liquidity purposes and so there is limited sensitivity to interest rate movements.

C6. 2 Sensitivity to equity and property price risk
In the equity risk sensitivity analysis shown, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather would be expected to occur over a longer period of time, during which the hedge positions within Jackson, where the underlying equity risk is greatest, would be rebalanced. The equity risk sensitivity analysis provided assumes that all equity indices fall by the same percentage.

The estimated sensitivity to a 10 per cent and 20 per cent change in equity and property prices at 30 June 2020 is as follows:

30 June 2020	Asia insurance $m		US insurance $m
	Decrease of 20%	Increase of 10%	Decrease of 20%	Increase of 10%
Net effect on shareholders' equity*	(559)	302	2,174	(484)
* The effect from the instantaneous changes in equity and property prices above, if they arose, would impact profit after tax for Asia and the US insurance operations, which would mostly be recorded within short-term fluctuations in investment returns.

The estimated sensitivity to a 10 per cent and 20 per cent change in equity and property prices at 31 December 2019 is as follows:

31 December 2019	Asia insurance $m		US insurance $m
	Decrease of 20%	Increase of 10%	Decrease of 20%	Increase of 10%
Net effect on shareholders' equity*	(816)	408	762	608
* The effect from the instantaneous changes in equity and property prices above, if they arose, would impact profit after tax for Asia and the US insurance operations, which would mostly be recorded within short-term fluctuations in investment returns.

Asia insurance operations
Generally, changes in equity and property investment values are not directly offset by movements in non-linked policyholder liabilities. Movements in equities backing with-profits and unit-linked business have been excluded as they are generally matched by an equal movement in insurance liabilities (including unallocated surplus of with-profits funds). The impact on changes to future profitability as a result of changes to the asset values within unit-linked or with-profits funds have not been included in the instantaneous sensitivity above. The estimated sensitivities shown above include equity and property investments held by the Group's joint venture and associate businesses.

US insurance operations
The sensitivity movements shown above exclude the impact of the instantaneous equity movements on the separate account fees, and include the movements relating to the reinsurance of GMIB guarantees.

They assume instantaneous market movements, while the actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

Jackson is exposed to equity risk through the options embedded in the fixed indexed annuity liabilities and guarantees included in certain variable annuity benefits. This risk is managed using an equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels. Jackson purchases futures and options that hedge the risks inherent in these products. Due to the nature of the valuation of the free-standing derivatives and the variable annuity guarantee features under IFRS, this hedge, while effective on an economic basis, would not automatically offset within the financial statements as the impact of equity market movements resets the free-standing derivatives immediately while some of the hedged liabilities reset more slowly and fees are recognised prospectively in the period in which they are earned. Jackson's hedging programme is primarily focused on managing the economic risks in the business and protecting statutory solvency in the circumstances of larger market movements. The hedging programme does not explicitly aim to hedge IFRS accounting results, which can lead to volatility in the IFRS results in a period of significant market movements, as was seen in the first half of 2020. In addition to the exposure explained above, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

The sensitivities reflect the actual hedging portfolio in place at 30 June 2020 and 31 December 2019. The nature of Jackson's dynamic hedging programme means that the portfolio, and hence the results of these sensitivities, will change on an ongoing basis. The impacts shown under an increase or decrease in equity markets at 30 June 2020 reflect the factors discussed above. The changes from the values shown at 31 December 2019 largely arise from the additional equity protection in place at 30 June 2020 following the market volatility seen over the first half of the year.

Asset management and other operations
The profit for the period of asset management operations is sensitive to the level of assets under management, as this significantly affects the value of management fees earned by the business in the current and future periods. Assets under management will rise and fall as equities increase or decrease in value with a consequential impact on profitability.

With the exception of the above, there is limited sensitivity to equity price risk.

C7  Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	Half year 2020 $m
	Balance at 1 Jan	Movement in income statement	Movement through other comprehensive income and equity	Other movements including foreign currency movements	Balance at 30 Jun
Deferred tax assets
Unrealised losses or gains on investments	-	-	-	1	1
Balances relating to investment and insurance contracts	32	8	-	(1)	39
Short-term temporary differences	3,889	238	-	1	4,128
Unused tax losses	154	(64)	-	1	91
Total	4,075	182	-	2	4,259

Deferred tax liabilities
Unrealised losses or gains on investments	(877)	19	7	3	(848)
Balances relating to investment and insurance contracts	(1,507)	(110)	-	68	(1,549)
Short-term temporary differences	(2,853)	(28)	-	-	(2,881)
Total	(5,237)	(119)	7	71	(5,278)

C8  Share capital, share premium and own shares

	30 Jun 2020			30 Jun 2019			31 Dec 2019
Issued shares of 5p each	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
fully paid:		$m	$m		$m	$m		$m	$m
Balance at beginning of period	2,601,159,949	172	2,625	2,593,044,409	166	2,502	2,593,044,409	166	2,502
Shares issued under share-based schemes	7,700,498	-	10	6,751,790	-	13	8,115,540	-	22
Impact of change in presentation currency	-	-	-	-	(1)	(3)	-	6	101
Balance at end of period	2,608,860,447	172	2,635	2,599,796,199	165	2,512	2,601,159,949	172	2,625

Options outstanding under save as you earn schemes to subscribe for shares at each period end shown below are as follows:

	Number of shares	Share price range		Exercisable
	to subscribe for	from	to	by year
30 Jun 2020	2,197,782	1,104p	1,455p	2025
30 Jun 2019	3,808,687	901p	1,455p	2024
31 Dec 2019	3,805,447	1,104p	1,455p	2025

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

The Group buys and sells Prudential plc shares ('own shares') either in relation to its employee share schemes or, up until the demerger of its UK and Europe operations (M&G plc) in October 2019, via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of $237 million at 30 June 2020 (30 June 2019: $228 million; 31 December 2019: $183 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 30 June 2020, 11.5 million (30 June 2019: 9.5 million; 31 December 2019: 8.4 million) Prudential plc shares with a market value of $173 million (30 June 2019: $207 million; 31 December 2019: $161 million) were held in such trusts, all of which are for employee incentive plans. The maximum number of shares held during the period was 11.5 million which was in June 2020.

Within the trusts, shares are notionally allocated by business unit reflecting the employees to which the awards were made.

The Company purchased the following number of shares in respect of employee incentive plans:

	Number of shares purchased (in millions)	Cost* $m
Half year 2020	5.8	75.2
Half year 2019	3.1	64.2
Full year 2019	3.7	73.8
* The cost in US dollars shown has been calculated from the share prices in pounds sterling using the monthly average exchange rate for the month in which those shares were purchased.

The Group consolidated a number of authorised investment funds where it was deemed to control these funds under IFRS up until the demerger in October 2019. Some of these funds held shares in Prudential plc and the cost of acquiring these shares was included in the cost of own shares in 2019.

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above, the Group did not purchase, sell or redeem any Prudential plc listed securities during half year 2020 or 2019.

D    OTHER INFORMATION

D1  Gain (loss) attaching to corporate transactions

	2020 $m	2019 $m
	Half year	Half year	Full year
Gain arising on reinsurance of Jackson's in-force fixed and fixed indexed annuity businessnote (i)	846	-	-
Gain on disposalsnote (ii)	-	270	265
Other transactionsnote (iii)	-	(253)	(407)
Total gain (loss) attaching to corporate transactions	846	17	(142)

Notes

(i)    With effect from 1 June 2020, Jackson reinsured substantially all of its in-force portfolio of US fixed and fixed indexed annuities with Athene Life Re Ltd, which resulted in a pre-tax gain of $846 million, after allowing for the write-off of deferred acquisition costs associated with the business reinsured. The transaction excluded Jackson's legacy life and institutional business as well as the REALIC portfolio and group pay-out annuity business reinsured from John Hancock and was collateralised to reduce the exposure to counterparty risk.

Under the reinsurance arrangement, Jackson reinsured $27.6 billion liabilities (valued at 1 June 2020) in return for a premium of $28.9 billion net of ceding commission, comprising principally of bonds. The pre-tax gain also includes the realised gains arising on the bonds net of the deferred acquisition costs written off as a result of the transaction. After allowing for tax and the reduction in unrealised gains recorded directly in other comprehensive income, the impact of the reinsurance transaction on IFRS shareholders' equity is a reduction of $(1.1) billion.

(ii)   In 2019, the gain on disposals principally related to profits arising from a 4 per cent reduction in the Group's stake in its associate in India, ICICI Prudential Life Insurance Company, and the disposal of Prudential Vietnam Finance Company Limited, a wholly-owned subsidiary that provides consumer finance.

(iii)  In 2019, other transactions primarily reflected costs related to the demerger of the Group's UK and Europe operations (M&G plc).

D2  Contingencies and related obligation

The Group is involved in various litigation and regulatory proceedings. These may from time to time include class actions involving Jackson. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Company believes that their ultimate outcome will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

There have been no material changes to the Group's contingencies and related obligations in the six month ended 30 June 2020.

D3  Post balance sheet events

First interim ordinary dividend
The 2020 first interim ordinary dividend approved by the Board of Directors after 30 June 2020 is as described in note B6.

Completion of the equity investment by Athene into US business
On 17 July 2020, the Group completed the equity investment by Athene into the US business, which was announced in June 2020. Under the transaction, Athene Life Re Ltd invested $500 million in Prudential's US business in return for an 11.1 per cent economic interest for which the voting interest is 9.9 per cent. Athene's investment is in the form of a cash subscription for the issuance of new common equity in the holding company containing Prudential's US businesses, including Jackson National Life Insurance Company and PPM America. If the transaction had completed at 30 June 2020, the effect on the IFRS shareholders' equity would have been a reduction of $550 million. There would have been no impact on profit or loss for the period.

D4  Related party transactions

There were no transactions with related parties during the six months ended 30 June 2020 which have had a material effect on the results or financial position of the Group.

The nature of the related party transactions of the Group has not changed from those described in the Group's consolidated financial statements for the year ended 31 December 2019.

Statement of Directors' responsibilitie

The Directors (who are listed below) are responsible for preparing the Half Year Financial Report in accordance with applicable law and regulations.

Accordingly, the Directors confirm that to the best of their knowledge:

-    the condensed consolidated financial statements have been prepared in accordance with IAS 34, 'Interim Financial Reporting', as adopted by the European Union;

-    the Half Year Financial Report includes a fair review of information required by:

(a) DTR 4.2.7R of the Disclosure Guidance and Transparency Rules, being an indication of important events that have occurred during the six months ended 30 June 2020, and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b) DTR 4.2.8R of the Disclosure Guidance and Transparency Rules, being related party transactions that have taken place during the six months ended 30 June 2020 and that have materially affected the financial position or performance of the Group during that period; and any changes in the related party transactions described in the Group's consolidated financial statements for the year ended 31 December 2019 that could do so.

Prudential plc Board of Directors:

Chairman Paul Manduca Executive Directors Michael Wells Mark FitzPatrick CA James Turner FCA FCSI FRM
Independent Non-executive Directors
The Hon. Philip Remnant CBE FCA
Jeremy Anderson CBE
David Law ACA
Kaikhushru Nargolwala FCA
Anthony Nightingale CMG SBS JP
Alice Schroeder
Shriti Vadera
Thomas Watjen
Fields Wicker-Miurin OBE
Amy Yip

11 August 2020

Independent Review Report to Prudential plc

Conclusion
We have been engaged by the Company to review the International Financial Reporting Standards (IFRS) condensed set of financial statements in the Half Year Financial Report for the six months ended 30 June 2020 which comprises the Condensed Consolidated Income Statement, the Condensed Consolidated Statement of Comprehensive Income, the Condensed Consolidated Statement of Changes in Equity, the Condensed Consolidated Statement of Financial Position, the Condensed Consolidated Statement of Cash Flows and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the IFRS condensed set of financial statements in the Half Year Financial Report for the six months ended 30 June 2020 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union ('EU') and the Disclosure Guidance and Transparency Rules ('the DTR') of the UK's Financial Conduct Authority ('the UK FCA').

We have also been engaged by the Company to review the European Embedded Value (EEV) basis supplementary financial information for the six months ended 30 June 2020 which comprises the Summarised Consolidated Income Statement, the Movement in Shareholders' Equity, the Summary Statement of Financial Position and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the EEV basis supplementary financial information for the six months ended 30 June 2020 is not prepared, in all material respects, in accordance with the European Embedded Value Principles issued by the European Insurance CFO Forum in 2016 ("the EEV Principles"), using the methodology and assumptions set out in the Notes to the EEV basis supplementary financial information.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the Half Year Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the IFRS condensed set of financial statements or the EEV basis supplementary financial information.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Directors' responsibilities
The Half Year Financial Report, including the IFRS condensed set of financial statements therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Half Year Financial Report in accordance with the DTR of the UK FCA. The Directors have accepted responsibility for preparing the EEV basis supplementary financial information in accordance with the EEV Principles and for determining the methodology and assumptions used in the application of those principles.

The annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the EU. The Directors are responsible for preparing the IFRS condensed set of financial statements included in the Half Year Financial Report in accordance with IAS 34 as adopted by the EU.

The EEV basis supplementary financial information has been prepared in accordance with the EEV Principles using the methodology and assumptions set out in the Notes to the EEV basis supplementary financial information. The EEV basis supplementary financial information should be read in conjunction with the IFRS condensed set of financial statements.

Our responsibility

Our responsibility is to express to the Company a conclusion on the IFRS condensed set of financial statements in the Half Year Financial Report and the EEV basis supplementary financial information based on our reviews.

The purpose of our review work and to whom we owe our responsibilities
This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the DTR of the UK FCA and also to provide a review conclusion to the Company on the EEV basis supplementary financial information. Our review of the IFRS condensed set of financial statements has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. Our review of the EEV basis supplementary financial information has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Philip Smart
For and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square
London
E14 5GL
11 August 2020

I     Additional financial information

I(i)  Group capital position

Overview

Prudential plc applies the local capital summation method (LCSM) that has been agreed with the Hong Kong Insurance Authority (IA) to determine group regulatory capital requirements (both minimum and prescribed levels). Ultimately, Prudential will become subject to the Group Wide Supervision (GWS) framework. The timing of finalisation and implementation of the GWS Framework remains uncertain, although it is expected to become effective in early 2021. The Legislative Council of the Hong Kong Special Administrative Region approved the enabling primary legislation in July and further implementation guidance is expected in the second half of the year. Subject to that guidance we currently expect the GWS methodology to be largely consistent to that applied under LCSM. Further detail on the LCSM is included in the basis of preparation section below.

For regulated insurance entities, the available and required capital included in the LCSM measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. At 30 June 2020, the Prudential Group's total surplus of available capital over the regulatory Group Minimum Capital Requirement (GMCR), calculated using this LCSM was $25.5 billion, before allowing for the payment of the 2020 first interim ordinary dividend.

The Group holds material participating business in Hong Kong, Singapore and Malaysia. If the available capital and minimum capital requirement attributed to this policyholder business are excluded, then the Prudential Group shareholder LCSM surplus of available capital over the regulatory GMCR at 30 June 2020 was $12.4 billion, before allowing for the payment of the 2020 first interim ordinary dividend.

Estimated Group LCSM capital position based on Group Minimum Capital Requirement (GMCR)

	30 Jun 2020			31 Dec 2019
	Total	Less policyholder	Shareholder	Total	Less policyholder	Shareholder
Available capital ($bn)	37.0	(19.3)	17.7	33.1	(19.1)	14.0
Group Minimum Capital Requirement ($bn)	11.5	(6.2)	5.3	9.5	(5.0)	4.5
LCSM surplus (over GMCR) ($bn)	25.5	(13.1)	12.4	23.6	(14.1)	9.5
LCSM ratio (over GMCR) (%)	323%		334%	348%		309%

The shareholder LCSM capital position by segment is presented below at 30 June 2020 and 31 December 2019 for comparison:

			Shareholder
30 Jun 2020 ($bn)	Total Asia	Less policyholder	Asia	US	Unallocated to a segment	Group total
Available capital	29.0	(19.3)	9.7	8.2	(0.2)	17.7
Group Minimum Capital Requirement	9.4	(6.2)	3.2	2.1	-	5.3
LCSM surplus (over GMCR)	19.6	(13.1)	6.5	6.1	(0.2)	12.4

			Shareholder
31 Dec 2019 ($bn)	Total Asia	Less policyholder	Asia	US	Unallocated to a segment	Group total
Available capital	26.8	(19.1)	7.7	5.3	1.0	14.0
Group Minimum Capital Requirement	8.0	(5.0)	3.0	1.5	-	4.5
LCSM surplus (over GMCR)	18.8	(14.1)	4.7	3.8	1.0	9.5

The 30 June 2020 Jackson local statutory results reflect the reinsurance of an in-force portfolio of Jackson's US fixed and fixed indexed annuity liabilities to Athene Life Re Ltd the effect of which is shown in the table below. Athene's $500 million equity investment in Prudential's US business in return for an 11.1 per cent economic interest completed in July 2020 and is not reflected in the 30 June 2020 results above. If this transaction had been completed at 30 June 2020 the Group LCSM shareholder surplus (i.e. after allowing for the minority interest) would be $0.2 billion lower with the cover ratio increasing by 6 percentage points.

The 30 June 2020 Group LCSM position includes the impact of a change in the calculation of the valuation interest rate (VIR) used to value long term insurance liabilities in Hong Kong, which has been formally granted by the regulator.

Sensitivity analysis
The estimated sensitivity of the Group shareholder LCSM capital position (based on GMCR) to significant changes in market conditions is as follows:

	30 Jun 2020		31 Dec 2019
Impact of market sensitivities	LCSM surplus ($bn)	LCSM ratio (%)	LCSM surplus ($bn)	LCSM ratio (%)
Base position	12.4	334%	9.5	309%
Impact of:
10% instantaneous increase in equity markets	(0.7)	(3)%	n/a	n/a
20% instantaneous fall in equity markets	(0.2)	(5)%	1.5	(9)%
40% fall in equity marketsnote (1)	(1.2)	(19)%	(0.2)	(39)%
50 basis points reduction in interest rates	(0.2)	(13)%	(0.2)	(17)%
100 basis points increase in interest rates	(0.1)	24%	(1.3)	(19)%
100 basis points increase in credit spreadsnote (2)	0.2	12%	(1.6)	(36)%

Notes

(1)   Where hedges are dynamic, rebalancing is allowed for by assuming an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period.

(2)   At 31 December 2019 the US RBC solvency position was included using a stress of 10 times expected credit defaults rather than the 100 basis points increase in credit spreads applied at 30 June 2020.

The sensitivity results above assume instantaneous market movements and reflect all consequential impacts as at the valuation dates. In particular, where relevant, the 30 June 2020 sensitivities reflect potential tax benefits that would arise under the relief provided by the CARES Act in the US for 2020. An exception to the instantaneous market movements assumed is the -40 per cent equity sensitivity where for Jackson an instantaneous 20 per cent market fall is assumed to be followed by a further market fall of 20 per cent over a four-week period with dynamic hedges assumed to be rebalanced over the period. Aside from this assumed dynamic hedge rebalancing for Jackson in the -40 per cent equity sensitivity, the sensitivity results only allow for limited management actions such as changes to future policyholder bonuses. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown above. In this case management could also take additional actions to help mitigate the impact of these stresses. These actions include, but are not limited to, rebalancing investment portfolios, further market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

Analysis of movement in Group shareholder LCSM surplus
A summary of the estimated movement in the Group shareholder LCSM surplus (based on GMCR) from $9.5 billion at 31 December 2019 to $12.4 billion at 30 June 2020 is set out in the table below.

	2020 ($bn)	2019 ($bn)
	Half year	Full year
Balance at beginning of period	9.5	9.7
Operating:
Operating capital generation from the in-force business	1.2	2.5
Investment in new business	(0.2)	(0.6)
Operating capital generation	1.0	1.9
Non-operating and other capital movements:
Non-operating experience (including market movements and modelling changes)	0.4	(0.6)
Regulatory changes	2.2	0.1
Reinsurance of US fixed and fixed indexed annuity in-force portfolio to Athene	0.8	-
Other corporate activities (excluding demerger items)	(0.8)	(0.8)
Demerger costs	-	(0.4)
Subordinated debt redemption	-	(0.5)
Demerger related impacts	-	1.0
Non-operating results	2.6	(1.2)
Remittances from discontinued operations (M&G plc)	-	0.7
External dividends	(0.7)	(1.6)
Net dividend impact	(0.7)	(0.9)

Net movement in LCSM surplus	2.9	(0.2)
Balance at end of period	12.4	9.5

The estimated movement in the Group shareholder LCSM surplus over first half of 2020 is driven by:

- Operating capital generation of $1.0 billion: generated by expected return on in-force business net of strain on new business written in 2020;
- Non-operating experience of $0.4 billion: this reflects the impact of falling interest rates and equity markets on the level of policyholder reserves and required capital net of the favourable impact of mitigating hedging measures together with other management actions, including a $1.1 billion benefit from the change to the Hong Kong valuation interest rate described earlier, and US modelling refinements;
- Regulatory changes of $2.2 billion: reflecting the benefit from the new Singapore risk-based capital framework (RBC2) effective at 31 March 2020;
- Reinsurance of US fixed and fixed indexed annuity in-force portfolio to Athene of $0.8 billion: the impact of the transaction, which was effective at 1 June 2020, was an increase to LCSM surplus comprising of the ceding commission received and required capital released less tax and adverse consequential effects on the US's available capital. This corresponds to a 25 percentage point increase in the Group LCSM cover ratio and is before the effect of the $500 million equity investment by Athene discussed above;
- Other Corporate activities (excluding demerger items) of $(0.8) billion: this is the effect on LCSM surplus of corporate transactions in the period, which in 2020 comprised the strategic bancassurance partnership with TMB in Thailand, and;
- Net dividend impact of $(0.7) billion: this is the payment of the 2019 second interim dividend paid in May 2020.

Reconciliation of Group shareholder LCSM surplus to EEV free surplus (excluding intangibles)

	30 Jun 2020 $bn				31 Dec 2019 $bn
	Asia	US	Unallocated to a segment	Group total	Group total
Estimated Group shareholder LCSM surplus (over GMCR)	6.5	6.1	(0.2)	12.4	9.5
Increase required capital for EEV free surplusnote (1)	(0.7)	(3.2)	-	(3.9)	(2.8)
Adjust surplus assets and core structural borrowings to market valuenote (2)	0.3	0.2	(0.3)	0.2	0.3
Add back inadmissible assetsnote (3)	0.2	0.1	-	0.3	0.2
Deductions applied to EEV free surplusnote (4)	(2.8)	-	-	(2.8)	(0.9)
Other	(0.1)	0.2	0.1	0.2	0.3
EEV free surplus excluding intangibles*	3.4	3.4	(0.4)	6.4	6.6
* As per the "Free surplus excluding distribution rights and other intangibles" from note 10 of the Group's EEV basis results.

Notes

(1)   Required capital under EEV is set at least equal to local statutory notification requirements for Asia and so can differ from the minimum capital requirement. Jackson required capital is set at 250 per cent of the risk-based capital (RBC) required by the NAIC at the Company Action Level (CAL). This is higher than the solo legal entity statutory minimum capital requirement of 100 per cent CAL that is included in the LCSM surplus (over GMCR).

(2)   The EEV Principles require surplus assets to be included at fair value and central core senior debt is held at market value. Within LCSM surplus, some local regulatory regimes value certain assets at cost and core senior debt is held at amortised cost.

(3)   LCSM restricts the valuation of certain sundry non-intangible assets. In most cases these assets are considered fully recognisable in free surplus. As an exception to this, both LCSM surplus and EEV free surplus restrict the deferred tax asset held by Jackson to the level allowed to be admitted by the local regulator in local statutory available capital.

(4)   Deductions applied to EEV free surplus primarily include: the impact of reporting EEV free surplus for Singapore based on the Tier 1 requirements under the RBC2 framework, which removes certain negative reserves permitted to be recognised in the full RBC 2 regulatory position used for LCSM and applying the embedded value reporting approach issued by the China Association of Actuaries (CAA) within EEV free surplus as compared to the C-ROSS surplus reported for local regulatory purposes (predominantly arising from the requirement under the CAA embedded value methodology to establish a deferred profit liability within EEV net worth).

Reconciliation of Group IFRS shareholders' equity to shareholder LCSM available capital position

	30 Jun 2020 $bn	31 Dec 2019 $bn
Group IFRS shareholders' equity	19.1	19.5
Remove DAC, goodwill and intangibles recognised on the IFRS statement of financial position	(19.3)	(18.2)
Add subordinated debt at IFRS book valuenote (1)	4.5	4.6
Valuation differencesnote (2)	13.5	8.6
Other	(0.1)	(0.5)
Estimated Group shareholder LCSM available capital	17.7	14.0

Notes

(1)    Subordinated debt is treated as available capital under LCSM but as a liability under IFRS.

(2)    Valuation differences reflect differences in the basis of valuing assets and liabilities between IFRS and local statutory valuation rules, including deductions for inadmissible assets. Material differences arise in Jackson where IFRS variable annuity guarantee reserves are valued on a fair value basis compared to local statutory reserves which reflect long term historic rates. Further, local US statutory reserves are reduced by an expense allowance linked to surrender charges, whereas IFRS makes no such allowance but instead defers acquisition costs on the balance sheet as a separate asset (which is not recognised on the statutory balance sheet). Other material differences include in Singapore where the local available capital position under RBC2 permits the recognition of certain negative reserves in the local statutory position that are not recognised under IFRS.

Basis of preparation
In advance of the GWS framework coming into force, Prudential applies the local capital summation method (LCSM) that has been agreed with the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The Group available capital is determined by the summation of available capital across local solvency regimes for regulated entities and IFRS net assets (with adjustments described below) for non-regulated entities.

In determining the LCSM available capital and required capital the following principles have been applied:

-       For regulated insurance entities, available and required capital are based on the local solvency regime applicable in each jurisdiction, with minimum required capital set at the solo legal entity statutory minimum capital requirements. The treatment of participating funds is consistent with the local basis;

-       For the US insurance entities, available and required capital are based on the local US RBC framework set by the NAIC, with minimum required capital set at 100 per cent of the CAL RBC;

-       For asset management operations and other regulated entities, the shareholder capital position is derived based on the sectoral basis applicable in each jurisdiction, with minimum required capital based on the solo legal entity statutory minimum capital requirement;

-       For non-regulated entities, the available capital is based on IFRS net assets after deducting intangible assets. No required capital is held in respect of unregulated entities;

-       Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity's balance sheet) are eliminated from the relevant holding company to prevent the double counting of available capital; and

-       The Hong Kong IA has agreed that specific bonds (being those subordinated debt instruments held by Prudential plc at the date of demerger) can be included as part of the Group's capital resources for the purposes of satisfying group minimum and prescribed capital requirements. Senior debt instruments held by Prudential plc have not been included as part of the Group capital resources and are treated as a liability in the LCSM results presented above (this is equivalent to a 27 per cent reduction in the Group shareholder LCSM coverage ratio (over GMCR)). Grandfathering provisions under the GWS framework remain subject to further consultation and the Hong Kong legislative process in due course.

I(ii)   Funds under management

For Prudential's asset management businesses, funds managed on behalf of third parties are not recorded on the statement of financial position. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each period, focusing on those which are external to the Group and those primarily held by the Group's insurance businesses. The table below analyses, by segment, the funds of the Group held in the statement of financial position and the external funds that are managed by Prudential's asset management businesses.

	2020 $bn	2019 $bn
	30 Jun	30 Jun*	31 Dec
Asia operations:
Internal funds	149.7	127.9	141.9
Eastspring Investments external funds, including M&G plc (as analysed in note I(v))	98.1	110.1	124.7
	247.8	238.0	266.6
US operations - internal funds	242.9	261.3	273.4
Other operations	3.4	5.0	3.9
Total Group funds under management	494.1	504.3	543.9
* The half year 2019 comparatives have been adjusted to include cash and cash equivalents and to exclude assets held that are attributable to external unit holders of consolidated collective investment schemes to align to the current period's presentation since full year 2019.  In addition, funds managed on behalf of M&G plc are presented as external rather than internal funds under management to align to the presentation since the demerger in October 2019.

Note
Total Group funds under management comprise:

	2020 $bn	2019 $bn
	30 Jun	30 Jun	31 Dec
Total investments and cash and cash equivalents held by the continuing operations on the consolidated statement of financial position	388.4	389.2	412.6
External funds of Eastspring Investments, including M&G plc	98.1	110.1	124.7
Internally managed funds held in joint ventures and associate, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	7.6	5.0	6.6
Total Group funds under management	494.1	504.3	543.9

I(iii)  Holding company cash flow

The holding company cash flow describes the movement in the cash and short-term investments of the centrally managed group holding companies and differs from the IFRS cash flow statement, which includes all cash flows in the year including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group's central liquidity.

	2020 $m	2019 $m
	Half year	Half year	Full year
		note (f)	note (f)
Net cash remitted by business units:note (a)
From continuing operations
Asianote (b)	400	578	950
Jacksonnote (b)	-	509	509
Other operations	32	6	6
Total continuing operations	432	1,093	1,465
From discontinued UK and Europe operations	-	453	684
Net cash remittances by business units	432	1,546	2,149
Net interest paidnote (c)	(147)	(283)	(527)
Tax received	94	120	265
Corporate activities	(119)	(125)	(260)
Total central outflows	(172)	(288)	(522)
Holding company cash flow before dividends and other movements	260	1,258	1,627
Dividends paid	(674)	(1,108)	(1,634)
Operating holding company cash flow after dividends but before other movements	(414)	150	(7)
Other movements
Issuance and redemption of debt for continuing operations	982	(504)	(504)
Other corporate activities relating to continuing operationsnote (d)	(762)	(330)	(338)
Transactions to effect the demerger, including debt substitutionnote (e)	-	(237)	(146)
Demerger costs	(17)	(211)	(424)
Early settlement of UK-inflation-linked derivative liability	-	-	(587)
Total other movements	203	(1,282)	(1,999)
Total holding company cash flow	(211)	(1,132)	(2,006)
Cash and short-term investments at beginning of period	2,207	4,121	4,121
Foreign exchange movements	(89)	21	92
Cash and short-term investments at end of period	1,907	3,010	2,207

Notes

(a)   Net cash remittances comprise dividends and other transfers from business units that are reflective of emerging earnings and capital generation.

(b)   Significant cash remittances from business units were hedged into sterling using forward contracts during 2019 and these contracts determine the amount of sterling recorded in the holding company cash flow for the relevant remittances. The implicit rates may therefore differ from that applied to present the holding company cash flow in US dollars (see note (f)). The dividend paid by Jackson in the US in US dollars in 2019 was $525 million.

(c)   The net interest paid in half year 2019 included $115 million (full year 2019: $231 million) on debt substituted to M&G plc shortly prior to its demerger.

(d)   Other corporate activities relating to continuing operations primarily reflect payments made for bancassurance arrangements including those with UOB and TMB Bank.

(e)   Transactions to effect the demerger represented the effects on holding company cash flow of steps taken in 2019 as part of the preparation for the demerger of the UK and Europe operations (M&G plc). These included the transfer of subsidiaries, settlement of intercompany loans, receipt of the pre-demerger dividend and the substitution of M&G plc as issuer of certain sub-ordinated debt in place of Prudential plc. Further information is provided in note I(iii) in additional financial information for the year ended 31 December 2019.

(f)    At 31 December 2019, the Group changed its basis of managing central cash-holdings from sterling to US dollars. Accordingly, the half year 2020 holding company cash flow statement presented above has been prepared directly in US dollars and half year 2019 amounts are re-presented from those previously published to reflect the change. Half year and full year 2019 comparatives were prepared in sterling, reflecting the management of holding company cash at that time. Cash movements in the period have been converted from sterling into US dollars by using the month-end sterling to US dollar exchange rate for the month in which the transaction occurred. Cash balances at the start and end of the period were translated from sterling to US dollars using the spot rates at the beginning and end of the period respectively. As an exception to the above, external dividends paid during 2019 have been translated at the exchange rate relevant to the day they were paid to ensure consistency with the financial statements.

I(iv)  Analysis of adjusted operating profit by driver

This schedule classifies the Group's adjusted operating profit from continuing operations into the underlying drivers using the following categories:

-      Spread income represents the difference between net investment income and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

-      Fee income represents profit driven by net investment performance, being fees that vary with the size of the underlying policyholder funds, net of investment management expenses.

-      With-profits represents the pre-tax shareholders' transfer from the with-profits business for the period.

-      Insurance margin primarily represents profit derived from the insurance risks of mortality and morbidity.

-      Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses (see below).

-      Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. These exclude items such as restructuring and IFRS 17 implementation costs, which are not included in the segment profit, as well as items that are more appropriately included in other categories (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

-      DAC adjustments comprise DAC amortisation for the period, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business written in the period.

(a)   Margin analysis

The following analysis expresses certain of the Group's sources of adjusted operating profit as a margin of policyholder liabilities or other relevant drivers.

	Half year 2020
	Asia	US	Group total	Average liability	Margin
	$m	$m	$m	$m	bps
	note (b)	note (c)
Spread income	146	273	419	93,964	89
Fee income	135	1,596	1,731	208,714	166
With-profits	58	-	58	68,347	17
Insurance margin	1,287	708	1,995
Margin on revenues	1,345		1,345
Expenses:
Acquisition costs	(864)	(484)	(1,348)	2,644	(51)%
Administration expenses	(711)	(853)	(1,564)	310,524	(101)
DAC adjustments	117	(10)	107
Expected return on shareholder assets	95	26	121
	1,608	1,256	2,864
Share of related tax charges from joint ventures and associate	(18)	-	(18)
Adjusted operating profit - long-term business	1,590	1,256	2,846
Adjusted operating profit - asset management	143	10	153
Total segment adjusted operating profit	1,733	1,266	2,999

	Half year 2019 AER
	Asia	US	Group total	Average liability	Margin
	$m	$m	$m	$m	bps
	note (b)	note (c)
Spread income	154	298	452	83,861	108
Fee income	144	1,601	1,745	203,145	172
With-profits	53	-	53	55,118	19
Insurance margin	1,103	711	1,814
Margin on revenues	1,454		1,454
Expenses:
Acquisition costs	(1,038)	(494)	(1,532)	3,635	(42)%
Administration expenses	(708)	(825)	(1,533)	290,416	(106)
DAC adjustments	170	247	417
Expected return on shareholder assets	90	18	108
	1,422	1,556	2,978
Share of related tax charges from joint ventures and associate	(5)	-	(5)
Adjusted operating profit - long-term business	1,417	1,556	2,973
Adjusted operating profit - asset management	133	16	149
Total segment adjusted operating profit	1,550	1,572	3,122

	Half year 2019 CER
	Asia	US	Group total	Average liability	Margin
	$m	$m	$m	$m	bps
	note (b)	note (c)		note (1)	note (2)
Spread income	150	298	448	84,020	107
Fee income	140	1,601	1,741	202,997	172
With-profits	52	-	52	55,170	19
Insurance margin	1,086	711	1,797
Margin on revenues	1,440	-	1,440
Expenses:
Acquisition costs	(1,029)	(494)	(1,523)	3,615	(42)%
Administration expenses	(695)	(825)	(1,520)	290,426	(105)
DAC adjustments	169	247	416
Expected return on shareholder assets	88	18	106
	1,401	1,556	2,957
Share of related tax charges from joint ventures and associate	(5)	-	(5)
Adjusted operating profit - long-term business	1,396	1,556	2,952
Adjusted operating profit - asset management	130	16	146
Total segment adjusted operating profit	1,526	1,572	3,098

(b)   Margin analysis - Asia

	Half year 2020			Half year 2019 AER			Half year 2019 CERnote (6)
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
	$m	$m	bps	$m	$m	bps	$m	$m	bps
		note (1)	note (2)		note (1)	note (2)		note (1)	note (2)
Spread income	146	37,082	79	154	27,774	111	150	27,933	107
Fee income	135	27,712	97	144	26,536	109	140	26,388	106
With-profits	58	68,347	17	53	55,118	19	52	55,170	19
Insurance margin	1,287			1,103			1,086
Margin on revenues	1,345			1,454			1,440
Expenses:
Acquisition costsnote (3)	(864)	1,665	(52)%	(1,038)	2,560	(41)%	(1,029)	2,540	(41)%
Administration expenses	(711)	64,794	(219)	(708)	54,310	(261)	(695)	54,320	(256)
DAC adjustmentsnote (4)	117			170			169
Expected return on shareholder assets	95			90			88
	1,608			1,422			1,401
Share of related tax charges from joint ventures and associatenote (5)	(18)			(5)			(5)
Adjusted operating profit - long-term business	1,590			1,417			1,396
Adjusted operating profit - asset management (Eastspring Investments)	143			133			130
Total Asia adjusted operating profit	1,733			1,550			1,526

Notes

(1)   For Asia, opening and closing policyholder liabilities have been used to derive an average balance for the period, as a proxy for average balances throughout the period.

(2)   Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.

(3)   The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.

(4)   The DAC adjustments contain a credit of $13 million in respect of joint ventures and associate in half year 2020 (half year 2019: credit of $32 million on an AER basis).

(5)   Under IFRS, the Group's share of results from its investments in joint ventures and associate accounted for using the equity method is included in the Group's profit before tax on a net of related tax basis. These tax charges are shown separately in the analysis of Asia operating profit drivers in order for the contribution from the joint ventures and associate to be included in the margin analysis on a consistent basis as the rest of the Asia's operations.

(6)   The half year 2019 comparative information has been presented at both AER and CER to eliminate the impact of exchange translation. CER results are calculated by translating prior period results using the current year foreign exchange rates. All CER profit figures have been translated at current period average rates. For Asia, CER average liabilities have been translated using current period opening and closing exchange rates.

(c)   Margin analysis - US

	Half year 2020			Half year 2019
		Average			Average
	Profit	liability	Margin	Profit	liability	Margin
	$m	$m	bps	$m	$m	bps
		note (1)	note (2)		note (1)	note (2)
Spread income	273	56,882	96	298	56,087	106
Fee income	1,596	181,002	176	1,601	176,609	181
Insurance margin	708	-	-	711	-	-
Expenses:
Acquisition costsnote (3)	(484)	979	(49)%	(494)	1,075	(46)%
Administration expenses	(853)	245,730	(69)	(825)	236,106	(70)
DAC adjustments	(10)			247
Expected return on shareholder assets	26			18
Adjusted operating profit - long-term business	1,256			1,556
Adjusted operating profit - asset management	10			16
Total US adjusted operating profit	1,266			1,572

Notes

(1)   The calculation of average liabilities for the US is generally derived from month-end balances throughout the period as opposed to opening and closing balances only. The average liabilities for fee income in the US have been calculated using daily balances instead of month-end balances in order to provide a more meaningful analysis of the fee income, which is charged on the daily account balance. Average liabilities for spread income are based on the general account liabilities to which spread income is attached and exclude the liabilities reinsured to Athene in the June 2020 month-end balance. Average liabilities used to calculate the administration expenses margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson and the liabilities reinsured to Athene in the June 2020 month-end balance.

(2)   Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities.

(3)   The ratio of acquisition costs is calculated as a percentage of APE sales relating to shareholder-backed business.

Analysis of adjusted operating profit for US insurance operations before and after acquisition costs and DAC adjustments

	Half year 2020 $m				Half year 2019 $m
	Before acquisition costs and DAC adjustments	Acquisition costs		After acquisition costs and DAC adjustments	Before acquisition costs and DAC adjustments	Acquisition costs		After acquisition costs and DAC adjustments
		Incurred	Deferred			Incurred	Deferred
Total adjusted operating profit before acquisition costs and DAC adjustments	1,750	-	-	1,750	1,803	-	-	1,803
Less investment in new business	-	(484)	353	(131)	-	(494)	369	(125)
Other DAC adjustments - amortisation of previously deferred acquisition costs:
Normal	-	-	(331)	(331)	-	-	(313)	(313)
Deceleration (acceleration)	-	-	(32)	(32)	-	-	191	191
Total US adjusted operating profit - long-term business	1,750	(484)	(10)	1,256	1,803	(494)	247	1,556

I(v)   Asia operations - analysis of adjusted operating profit by business unit

(a)   Analysis of adjusted operating profit by business unit
Adjusted operating profit for Asia operations are analysed below. The table below presents the half year 2019 results on both AER and CER bases to eliminate the impact of exchange translation.

	2020 $m	2019 $m		Half year 2020 vs half year 2019%		2019 $m
	Half year	Half year AER	Half year CER	AER	CER	Full year AER
China JV	101	89	86	13%	17%	219
Hong Kong	412	337	340	22%	21%	734
Indonesia	249	258	251	(3)%	(1)%	540
Malaysia	158	141	136	12%	16%	276
Philippines	40	34	34	18%	18%	73
Singapore	262	228	219	15%	20%	493
Taiwan	37	31	32	19%	16%	74
Thailand	75	62	63	21%	19%	170
Vietnam	125	108	108	16%	16%	237
Other	45	38	39	18%	15%	70
Non-recurrent items*	104	96	93	8%	12%	138
Total insurance operations	1,608	1,422	1,401	13%	15%	3,024
Share of related tax charges from joint ventures and associate	(18)	(5)	(5)	260%	260%	(31)
Total long-term business	1,590	1,417	1,396	12%	14%	2,993
Asset management (Eastspring Investments)	143	133	130	8%	10%	283
Total Asia	1,733	1,550	1,526	12%	14%	3,276
* In half year 2020, the adjusted operating profit for Asia insurance operations included a net credit of $104 million (half year 2019: $96 million; full year 2019: $138 million) representing a small number of items that are not expected to reoccur.

(b)   Analysis of Eastspring Investments adjusted operating profits

	2020 $m	2019 $m
	Half year	Half year	Full year
Operating income before performance-related feesnote (1)	313	309	636
Performance-related fees	2	1	12
Operating income (net of commission)note (2)	315	310	648
Operating expensenote (2)	(157)	(157)	(329)
Group's share of tax on joint ventures' operating profit	(15)	(20)	(36)
Adjusted operating profit	143	133	283
Average funds managed by Eastspring Investments	$224.1bn	$206.7bn	$214.0bn
Margin based on operating income*	28bps	30bps	30bps
Cost/income ratio†	50%	51%	52%

Notes

(1)   Operating income before performance-related fees for Eastspring Investments can be further analysed as follows:

	Retail	Margin*	Institutional‡	Margin*	Total	Margin*
	$m	bps	$m	bps	$m	bps
30 Jun 2020	188	50	125	17	313	28
30 Jun 2019	191	51	118	18	309	30
31 Dec 2019	392	52	244	18	636	30
* Margin represents operating income before performance-related fees as a proportion of the related funds under management (FUM). Half year figures have been annualised by multiplying by two. Monthly closing internal and external funds managed by Eastspring have been used to derive the average. Any funds held by the Group's insurance operations that are managed by third parties outside the Prudential Group are excluded from these amounts.

†   Cost/income ratio represents cost as a percentage of operating income before performance-related fees.

‡   Institutional includes internal funds.

(2)     Operating income and expense include the Group's share of contribution from joint ventures. In the condensed consolidated income statement of the Group IFRS basis results, the net post-tax income of the joint ventures and associates is shown as a single line item.

(c)   Eastspring Investments total funds under management

Eastspring Investments, the Group's asset management business in Asia, manages funds from external parties and also funds for the Group's insurance operations. The table below analyses the total funds managed and Eastspring Investments.

	2020 $bn	2019 $bn
	30 Jun	30 Jun*	31 Dec
External funds under management, excluding funds managed on behalf of M&G plcnote (1)
Retail	59.4	62.4	73.7
Institutional	10.0	9.4	11.0
Money market funds (MMF)	13.0	13.4	13.3
	82.4	85.2	98.0
Funds managed on behalf of M&G plcnote (2)	15.7	24.9	26.7

External funds under management including M&G plc	98.1	110.1	124.7
Internal funds under management	121.6	105.6	116.4
Total funds under managementnote (3)	219.7	215.7	241.1
* The half year 2019 comparatives have been re-presented to show the $24.9 billion of funds managed on behalf of M&G plc as external rather than internal funds under management to align to the presentation since the demerger in October 2019.

Notes

(1)   External funds under management, excluding those managed on behalf of M&G plc - analysis of movements

	2020 $m	2019 $m
	30 Jun	30 Jun	31 Dec
At beginning of period	98,005	77,762	77,762
Market gross inflows	69,839	154,998	282,699
Redemptions	(78,172)	(152,306)	(276,215)
Market and other movements	(7,348)	4,770	13,759
At end of period*	82,324	85,224	98,005
* The analysis of movements above includes $13,021 million relating to Asia Money Market Funds at 30 June 2020 (30 June 2019: $13,352 million; 31 December 2019: $13,337 million). Investment flows for half year 2020 include Eastspring Money Market Funds gross inflows of $48,234 million (half year 2019: gross inflows of $133,709 million; full year 2019: $236,603 million) and net inflows of $29 million (half year 2019: net outflows of $(1,264) million; full year 2019: net outflows of $(1,856) million).

(2)   Funds managed on behalf of M&G plc - analysis of movements

2020 $m
30 Jun
At beginning of period	26,717
Net flows	(7,258)
Other	(3,717)
At end of period	15,742

(3)   Total funds under management - analysis by asset class

	30 Jun 2020		30 Jun 2019		31 Dec 2019
	$bn	% of total	$bn	% of total	$bn	% of total
Equity	86.3	39%	98.8	46%	107.0	44%
Fixed income	115.7	53%	99.3	46%	116.2	48%
Alternatives	2.9	1%	3.1	1%	3.4	2%
Money Market Funds	14.8	7%	14.5	7%	14.5	6%
Total funds under management	219.7	100%	215.7	100%	241.1	100%

II    Calculation of alternative performance measures

The half year 2020 report uses alternative performance measures (APMs) to provide more relevant explanations of the Group's financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances.

II(i)   Reconciliation of adjusted operating profit to profit before tax

Adjusted operating profit presents the operating performance of the business. This measurement basis adjusts for the following items within total IFRS profit before tax:

-    Short-term fluctuations in investment returns on shareholder-backed business;

-    Amortisation of acquisition accounting adjustments arising on the purchase of business; and

-    Gain or loss on corporate transactions, such as the effect of the Jackson's reinsurance arrangement with Athene Life Re Ltd in half year 2020, disposals undertaken and costs connected to the demerger of M&G plc from Prudential plc in 2019.

More details on how adjusted operating profit is determined are included in note B1.3 of the Group IFRS basis results. A full reconciliation to profit after tax is given in note B1.1.

II(ii)  Calculation of IFRS gearing ratio

IFRS gearing ratio is calculated as net core structural borrowings of shareholder-financed businesses divided by closing IFRS shareholders' equity plus net core structural borrowings.

	2020 $m	2019 $m
	30 Jun	30 Jun	31 Dec
Core structural borrowings of shareholder-financed businesses	6,499	9,470	5,594
Less holding company cash and short-term investments	(1,907)	(3,010)	(2,207)
Net core structural borrowings of shareholder-financed businesses	4,592	6,460	3,387
Closing shareholders' equity	19,110	25,037	19,477
Closing shareholders' equity plus net core structural borrowings	23,702	31,497	22,864
IFRS gearing ratio	19%	21%	15%

II(iii) Return on IFRS shareholders' equity

As stated in the 2019 Annual Report, the Group has introduced a new return on equity performance measure for the Group's 2020 Prudential Long-Term Incentive Plan (PLTIP) awards alongside other metrics. This measure is calculated as adjusted operating profit after tax, and net of non-controlling interests, divided by average shareholders' equity. Accordingly, the calculation of the return on IFRS shareholders' equity has been aligned at half year 2020 and is now based on average shareholders' equity.

In terms of comparatives, the significant changes in Group's shareholders' equity as a result of the demerger of M&G plc in October 2019 results in Group half year 2019 comparatives that are not meaningful. Asia and US half year 2019 returns on shareholders' equity have been re-presented on average shareholders' equity basis. The full year 2019 returns disclosed in the table below are consistent with those previously published and use profit from continuing operations and closing shareholders' equity. As supplementary information, full year 2019 Asia and US returns on shareholders' equity have also been presented on an average shareholders' equity basis.

Detailed reconciliation of adjusted operating profit to IFRS profit before tax for the Group is shown in note B1.1 to the Group IFRS basis results.

	Half year 2020* $m				Half year 2019* $m
	Asia	US	Other	Group†	Asia	US
Adjusted operating profit	1,733	1,266	(458)	2,541	1,550	1,572
Tax on adjusted operating profit	(260)	(195)	(12)	(467)	(217)	(263)
Operating profit attributable to non-controlling interests	(22)	-	-	(22)	(5)	-
Adjusted operating profit, net of tax and non-controlling interests	1,451	1,071	(470)	2,052	1,328	1,309
Average shareholders' equity	11,198	8,942	(846)	19,294	8,951	7,879
Operating return on average shareholders' equity (%)	26%	24%	n/a	21%	30%	33%
* Half year profits are annualised by multiplying by two.

†  Given the significant changes of Group shareholders' equity as a result of the demerger of the UK and Europe operations in October 2019, it is not meaningful to compare the half year 2020 and half year 2019 returns on shareholders' equity at a Group level. The half year 2019 comparatives have therefore excluded the presentation of a Group return on shareholders' equity. Additionally, the half year 2019 comparatives for Asia and US operations have been re-presented from those previously published to reflect the use of average rather than opening shareholders' equity to be on a comparable basis with the half year 2020 calculation.

	Full year 2019 $m
Continuing operations	Asia	US	Other	Group	Add back demerger- related items*	Adjusted Group (excluding demerger- related items)
Adjusted operating profit	3,276	3,070	(1,036)	5,310	179	5,489
Tax on adjusted operating profit	(436)	(437)	100	(773)	(34)	(807)
Operating profit attributable to non-controlling interests	(6)	-	(3)	(9)	-	(9)
Adjusted operating profit, net of tax and non-controlling interests	2,834	2,633	(939)	4,528	145	4,673
Closing shareholders' equity	10,866	8,929	(318)	19,477	-	19,477
Operating return on closing shareholders' equity (%)	26%	29%	n/a	23%	-	24%
Supplementary information:
Average shareholders' equity	9,521	8,046
Operating return on average shareholders' equity (%)	30%	33%
* Demerger-related items comprise interest on the subordinated debt that was substituted to M&G plc prior to the demerger ($179 million pre-tax) and one-off costs of the demerger ($407 million pre-tax).

Average shareholders' equity has been based on opening and closing balances as follows:

	Half year 2020 $m				Half year 2019 $m		Full year 2019 $m
	Asia	US	Other	Group	Asia	US	Asia	US
Balance at beginning of period	10,866	8,929	(318)	19,477	8,175	7,163	8,175	7,163
Balance at end of period	11,529	8,955	(1,374)	19,110	9,727	8,594	10,866	8,929
Average shareholders' equity	11,198	8,942	(846)	19,294	8,951	7,879	9,521	8,046

II(iv) Calculation of IFRS shareholders' funds per share

IFRS shareholders' funds per share is calculated as closing IFRS shareholders' equity divided by the number of issued shares at the end of the period (30 June 2020: 2,609 million shares; 30 June 2019: 2,600 million shares; 31 December 2019: 2,601 million shares).

		30 Jun 2020
	Asia	US	Other	Total continuing operations	Discontinued UK and Europe operations	Group total
Closing IFRS shareholders' equity ($ million)	11,529	8,955	(1,374)	19,110	-	19,110
Shareholders' funds per share (cents)	442¢	343¢	(53)¢	732¢	-	732¢

		30 Jun 2019
	Asia	US	Other	Total continuing operations	Discontinued UK and Europe operations	Group total
Closing IFRS shareholders' equity ($ million)	9,727	8,594	(3,822)	14,499	10,538	25,037
Shareholders' funds per share (cents)	374¢	331¢	(147)¢	558¢	405¢	963¢

		31 Dec 2019
	Asia	US	Other	Total continuing operations	Discontinued UK and Europe operations	Group total
Closing IFRS shareholders' equity ($ million)	10,866	8,929	(318)	19,477	-	19,477
Shareholders' funds per share (cents)	418¢	343¢	(12)¢	749¢	-	749¢

II(v)  Calculation of asset management cost/income ratio

The asset management cost/income ratio is calculated as asset management operating expenses, adjusted for commission and joint venture contribution, divided by asset management total IFRS revenue adjusted for commission, joint venture contribution, performance-related fees and non-operating items.

	Eastspring Investments
	2020 $m	2019 $m
	Half year	Half year	Full year
Operating income before performance-related feesnote	313	309	636
Share of joint venture revenue	(111)	(120)	(244)
Commission	85	88	165
Performance-related fees	2	1	12
IFRS revenue	289	278	569

Operating expense	157	157	329
Share of joint venture expense	(45)	(52)	(102)
Commission	85	88	165
IFRS charges	197	193	392
Cost/income ratio: operating expense/operating income before performance-related fees	50%	51%	52%

Note

IFRS revenue and charges for Eastspring Investments are included within the IFRS Income statement in 'other income' and 'acquisition costs and other expenditure' respectively. Operating income and expense include the Group's share of contribution from joint ventures. In the consolidated income statement of the Group IFRS basis results, the net post-tax income of the joint ventures and associates is shown as a single line item.

II(vi)   Reconciliation of Asia renewal insurance premium to gross premiums earned

Reconciliation of Asia renewal insurance premium to gross earned premiums and calculation of Asia Life weighted premium income.

	2020 $m	2019 $m
	Half year	AER Half year	CER Half year	Full year
Asia renewal insurance premium	9,702	9,177	9,123	19,007
Add: General insurance premium	66	65	65	135
Add: IFRS gross earned premium from new regular and single premium business	2,054	3,113	3,101	6,386
Less: Renewal premiums from joint ventures	(932)	(897)	(858)	(1,771)
Asia segment IFRS gross premiums earned	10,890	11,458	11,431	23,757

Asia renewal insurance premium (as above)	9,702	9,177	9,123	19,007
Asia APE	1,665	2,560	2,540	5,161
Asia life weighted premium income	11,367	11,737	11,663	24,168

II(vii)  Reconciliation of APE new business sales to gross premiums earned

The Group reports APE new business sales as a measure of the new policies sold in the period. This differs from the IFRS measure of gross premiums earned as shown below:

	2020 $m	2019 $m
	Half year	Half year	Full year
Annual premium equivalents (APE)	2,644	3,635	7,384
Adjustment to include 100% of single premiums on new business sold in the periodnote (a)	10,205	11,337	23,409
Premiums from in-force business and other adjustmentsnote (b)	6,993	6,109	14,271
Gross premiums earned	19,842	21,081	45,064

Notes

(a)   APE new business sales only include one-tenth of single premiums, recorded on policies sold in the period. Gross premiums earned include 100 per cent of such premiums.

(b)   Other adjustments principally include amounts in respect of the following:

-      Gross premiums earned include premiums from existing in-force business as well as new business. The most significant amount is recorded in Asia, where a significant portion of regular premium business is written. Asia in-force premiums form the vast majority of the other adjustment amount;

-      APE includes new policies written in the period which are classified as investment contracts without discretionary participation features under IFRS 4, arising mainly in Jackson for guaranteed investment contracts. These are excluded from gross premiums earned and recorded as deposits;

-      APE new business sales are annualised while gross premiums earned are recorded only when revenues are due; and

-      For the purpose of reporting APE new business sales, the Group's share of amounts sold by the Group's insurance joint ventures and associates are included. Under IFRS, joint ventures and associates are equity accounted and so no amounts are included within gross premiums earned.

II(viii) Reconciliation between IFRS and EEV shareholders' equity

The table below shows the reconciliation of EEV shareholders' equity and IFRS shareholders' equity at the end of the period:

	2020 $m	2019 $m
	30 Jun	30 Jun	31 Dec
EEV shareholders' equity	48,942	67,983	54,711
Less: Value of in-force business of long-term businessnote (a)	(33,771)	(45,267)	(41,893)
Deferred acquisition costs assigned zero value for EEV purposes	14,601	13,291	14,239
Othernote (b)	(10,662)	(10,970)	(7,580)
IFRS shareholders' equity	19,110	25,037	19,477

Notes

(a)   The EEV shareholders' equity comprises the present value of the shareholders' interest in the value of in-force business, total net worth of long-term business operations and IFRS shareholders' equity of asset management and other operations. The value of in-force business reflects the present value of expected future shareholder cash flows from long-term in-force business which are not captured as shareholders' interest on an IFRS basis. Total net worth represents the net assets for EEV reporting that reflect the regulatory basis position, with adjustments to achieve consistency with the IFRS treatment of certain items as appropriate.

(b)   Other adjustments represent asset and liability valuation differences between IFRS and the local regulatory reporting basis used to value total net worth for long-term insurance operations. These also include the mark-to-market value movements of the Group's core structural borrowings which are fair valued under EEV but are held at amortised cost under IFRS. The most significant valuation differences relate to changes in the valuation of insurance liabilities. For example, in Jackson, IFRS liabilities are higher than the local regulatory basis as they are principally based on policyholder account balances (with a deferred acquisition costs recognised as an asset), whereas the local regulatory basis used for EEV reporting is based on expected future cash flows due to the policyholder on a prudent basis, with the consideration of an expense allowance, as applicable, but with no separate deferred acquisition cost asset.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 August 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer